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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

  REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
                         SECURITIES EXCHANGE ACT OF 1934

For the month of May 5, 2004.

Commission File Number
                      -----------------------

                            DOMAN INDUSTRIES LIMITED
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

       3rd Floor, 435 Trunk Road, Duncan, British Columbia Canada V9L 2P9
--------------------------------------------------------------------------------
                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [X] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                           -------------------

NOTE: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                                           --------------

NOTE: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-             .
   -------------

                                   SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                    DOMAN INDUSTRIES LIMITED
                                                 -------------------------------
                                                         (Registrant)

Date May 5, 2004                                 By / s / Philip G. Hosier
                                                 -------------------------------
                                                         (Signature) *
                                                       Philip G. Hosier
                                                     Vice President, Finance

----------------
* Print the name and title under the signature of the signing officer.

                  PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION SEC 1815 (11-02) CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE
                  FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

                            DOMAN INDUSTRIES LIMITED

                                 [COMPANY LOGO]

                  2003 ANNUAL INFORMATION FORM - APRIL 16, 2004

                                TABLE OF CONTENTS

                                                                             Page
GLOSSARY OF CERTAIN TERMS .................................................    1
THE COMPANY ...............................................................    5
GENERAL DEVELOPMENT OF THE BUSINESS .......................................    5
    History ...............................................................    5
    Recent Developments and Restructuring Efforts .........................    6
    CCAA Proceedings ......................................................    8
BUSINESS OF THE COMPANY ...................................................   10
    Company Profile .......................................................   10
    Strategy ..............................................................   10
    Industry ..............................................................   11
    Recent Legislative Amendments and Other Forest Policy Initiatives .....   11
    Forest Resources ......................................................   12
    Solid Wood Facilities .................................................   17
    Pulp Mills ............................................................   18
    Sales, Marketing and Distribution .....................................   20
    Competition ...........................................................   22
    Environment ...........................................................   22
    First Nations Issues ..................................................   25
    Capital Expenditures ..................................................   25
    Softwood Lumber Dispute ...............................................   26
    Human Resources .......................................................   26
    Research and Development ..............................................   27
SELECTED CONSOLIDATED FINANCIAL INFORMATION ...............................   27
DIVIDENDS .................................................................   28
DIRECTORS AND OFFICERS ....................................................   28
MARKET FOR SECURITIES .....................................................   29
MANAGEMENT'S DISCUSSION AND ANALYSIS AND FINANCIAL STATEMENTS .............   29
INFORMATION CONCERNING FORWARD-LOOKING STATEMENTS .........................   30
ADDITIONAL INFORMATION ....................................................   30

                          2003 ANNUAL INFORMATION FORM
                           DATED AS OF APRIL 16, 2004

                            GLOSSARY OF CERTAIN TERMS

Certain terms used herein are defined below.

"1994 NOTES".......................   The U.S.$425 million of unsecured 8.75%
                                      senior notes due March 15, 2004 issued by the Company and guaranteed by substantially all of its subsidiaries, of which U.S. $388 million are outstanding.

"1997 NOTES".......................   The U.S.$125 million of unsecured 9.25%
                                      senior notes due November 15, 2007 issued by the Company and guaranteed by substantially all of its subsidiaries.

"1999 NOTES".......................   The U.S.$160 million of 12% senior secured
                                      notes due July 1, 2004 issued by the
                                      Company and guaranteed by substantially
                                      all of its subsidiaries.

"AAC"..............................   Allowable annual cut -- the volume of
                                      timber which the holder of a tree farm
                                      licence or forest licence may harvest
                                      under the licence in any given year as
                                      determined by the Ministry of Forests.

"ADMT".............................   Air dried metric tonne -- a metric tonne
                                      of pulp with a moisture content of 10% or less.

"ANNUAL CUT".......................   The volume of timber which the holder of a
                                      timber licence expects to harvest annually from that timber licence.

"BOARD FEET".......................   The plural of board foot; a board foot is
                                      one square foot of lumber, one inch (1") thick.

"BRASCAN" .........................   Brascan Financial Corporation.

"CBCA".............................   Canada Business Corporations Act, as
                                      amended.

"CCAA".............................   Companies' Creditors Arrangement Act
                                      (Canada), as amended.

"CIT" .............................   CIT Business Credit Canada Inc.

"CLASS A COMMON SHARES"............   The Class A Common Shares of the Company.

"CLASS A PREFERRED SHARES,            The Class A cumulative redeemable
SERIES 4" .........................   preferred shares, Series 4 in the capital
                                      of the Company.

"CODE".............................   The Forest Practices Code of British
                                      Columbia Act, as amended.

"COURT" ...........................   The Supreme Court of British Columbia.

"DISSOLVING SULPHITE PULP".........   A specialty pulp manufactured by an acid
                                      cooking process and used in the production of garments, food products, lacquers, disposable diapers, cigarette filters and quality paper products.

"EQUITY SHARES"....................   The Class A Common Shares and Non-Voting
                                      Shares.

"FEDERAL GOVERNMENT"...............   The Federal Government of Canada.

"FIBRE"............................   The raw material used in the production of
                                      lumber and pulp consisting primarily of
                                      logs and wood chips.

"FOREST ACT".......................   The Forest Act (British Columbia), as
                                      amended.

"FOREST LICENCE" OR "FL"...........   A licence granted by the Ministry of
                                      Forests which entitles the holder to cut a specific volume of timber on government lands.

"FOREST INVESTMENT ACCOUNT"           A Provincial Government mechanism for
OR "FIA"...........................   promoting sustainable forest management in
                                      British Columbia through which the
                                      Minister of Forests may provide funding
                                      for certain forest management activities.


"FOREST AND RANGE PRACTICES           The Forest and Range Practices Act
ACT" OR "FRPA".....................   (British Columbia), as amended.

"FOREST RENEWAL B.C."..............   A Provincial Government program whose
                                      mandate was to plan and implement a
                                      program of expenditures in order to renew the forest economy of British Columbia, enhance the productive capacity and environmental value of forest lands, create jobs, provide training for forest workers and strengthen communities.

"HECTARE"..........................   An area equal to 2.47 acres.

"HOG FUEL".........................   Wood residue produced by a sawmill or a
                                      log merchandiser.

"INTERFOR".........................   International Forest Products Limited.

"ITA"..............................   Income Tax Act (Canada), as amended.

"LOG MERCHANDISER".................   The Company's log merchandiser located in
                                      Nanaimo, British Columbia, which extracts the lumber portions of lower quality logs and processes the balance into wood chips.

"LUMBERCO".........................   A corporation to be incorporated pursuant
                                      to the CBCA for the purpose of holding the lumber assets of Doman pursuant to the Unsecured Noteholder Committee Plan.

"M(3)"............................... A cubic metre.

"MFBM".............................   One thousand board feet measure, being one
                                      thousand square feet of lumber one inch
                                      (1") thick.

"MINISTRY OF FORESTS"..............   The Ministry of Forests of British
                                      Columbia.

"MMFBM"............................   One million board feet measure, being one
                                      million square feet of lumber inch (1")
                                      thick.

"NBSK PULP"........................   Northern Bleached Softwood Kraft pulp, a
                                      high quality white chemical kraft pulp
                                      produced from slow growing northern
                                      softwood trees and differentiated from
                                      other grades of pulp by its fibre length and strength.

"NON-VOTING SHARES"................   The Class B Non-Voting Shares, Series 2,
                                      of the Company.

"NOTES" ...........................   The 1994 Notes, the 1997 Notes and the
                                      1999 Notes.

"NOTEHOLDER AGREEMENTS" ...........   The Secured Note Agreement, Unsecured 1994
                                      Note Agreement and Unsecured 1997 Note
                                      Agreement.

"ORIGINAL NOTEHOLDER GROUP" .......   Those holders of the 1994 Notes and the
                                      1997 Notes represented by Tricap, Merrill
                                      Lynch Investment Managers LP and
                                      Oppenheimer & Co.

"PACIFIC FOREST"...................   Pacific Forest Products Limited.

"PROVINCE".........................   The Province of British Columbia.

"PROVINCIAL GOVERNMENT"............   The Provincial Government of British
                                      Columbia.

"PULP SEGMENT".....................   The Company's pulp management,
                                      manufacturing and sales operations.

"PULPCO"...........................   A corporation to be incorporated pursuant
                                      to the CBCA for the purpose of holding the pulp assets of Doman, except for Port
                                      Alice, pursuant to the Unsecured
                                      Noteholder Committee Plan.

"SECURED NOTE AGREEMENT"...........   The agreement between the Company and
                                      substantially all of its subsidiaries as guarantors, and Norwest Bank Minnesota,
                                      National Association (subsequently
                                      replaced by Wells Fargo Bank Minnesota
                                      N.A.), as trustee, dated as of June 18,
                                      1999, constituting and securing the 1999
                                      Notes.

"SOLID WOOD SEGMENT"...............   The Company's sawmilling, lumber
                                      remanufacturing, lumber marketing, log
                                      merchandiser and logging operations.

"SPF 2X4 LUMBER"...................   2" x 4" kiln dried random lengths of
                                      spruce, pine and fir lumber, which is a
                                      North American commodity grade of standard and better dimensional lumber.

"STANDBY PURCHASERS"...............   Those holders of the 1994 Notes and the
                                      1997 Notes represented by Tricap, certain mutual funds for which Merrill Lynch
                                      Investment Managers LP or its affiliates serves as investment adviser, Quadrangle
                                      Group LCC and Amaranth LLC.

"SUSTAINED YIELD"..................   The yield that a forest can produce
                                      continuously (i.e. in perpetuity) at a
                                      given intensity of management without
                                      impairment of the land's productivity,
                                      with the intent that there will be a
                                      balance between timber growth and
                                      harvesting on a sustainable basis.

"TIMBER LICENCE" OR "TL"...........   A license granted by the Ministry of
                                      Forests which entitles the holder to
                                      harvest the area over a specified period.

"TIMBER SUPPLY AREAS" OR "TSA".....   The areas of Provincial Government
                                      timberland which are not designated as
                                      TFLs.

"TONNE"............................   A metric tonne -- 1,000 kilograms or
                                      2,204.6 pounds.

"TREE FARM LICENCE" OR "TFL".......   A licence granted by the Ministry of
                                      Forests under which the licensee
                                      undertakes to manage an area of timber and to yield an annual harvest on a sustained yield basis.

"TRICAP" ..........................   The Tricap Restructuring Fund.

"UBS" .............................   UBS Securities Canada Inc. and UBS
                                      Securities LLC and their affiliates, the financial advisor to the Company.

"UNIT".............................   Between 1,500 to 2,000 pounds of wood
                                      chips, depending upon the species of
                                      timber.

"UNSECURED 1994 NOTE AGREEMENT"....   The agreement between the Company and
                                      substantially all of its subsidiaries as guarantors, and the United States Trust
                                      Company of New York (subsequently replaced by Bank of New York), as trustee, dated as of March 2, 1994 constituting the 1994
                                      Notes.

"UNSECURED 1997 NOTE AGREEMENT"....   The agreement between the Company and
                                      substantially all of its subsidiaries as guarantors, and the United States Trust
                                      Company of New York (subsequently replaced by Bank of New York), as trustee, dated as of November 13, 1997 constituting the 1997
                                      Notes.

"UNSECURED NOTES"..................   The 1994 Notes and 1997 Notes.

"UNSECURED NOTEHOLDER COMMITTEE"...   means the informal committee of holders of
                                      the Unsecured Notes recognized in the
                                      Court order dated October 10, 2003 issued under the CCAA and Tricap.

"UNSECURED NOTEHOLDERS" ...........   Holders of the Unsecured Notes.

"UPPER GRADE LUMBER"...............   A grade of lumber which is substantially
                                      clear of knots.

"WOOD CHIPS".......................   Small pieces of wood used to make pulp.
                                      The wood chips are produced either from
                                      wood waste in a sawmill or a log
                                      merchandiser or from pulp wood cut
                                      specifically for this purpose. Wood chips are generally uniform in size and are larger and coarser than sawdust.

"WORKING CAPITAL FACILITY" ........   A secured revolving operating loan
                                      facility of up to Cdn$65,000,000 under an agreement with CIT.

All dollar amounts in this Annual Information Statement are expressed in Canadian dollars, unless otherwise indicated.

All information in this Annual Information Statement is as of April 16, 2004, unless otherwise indicated.

                                   THE COMPANY

Doman Industries Limited was formed by the amalgamation on December 31, 1979 of Doman Industries Limited and Duncan Financial Centre Ltd. pursuant to the Company Act (British Columbia). The principal predecessor company, Doman Industries Limited, was incorporated on April 18, 1955 under the name "Doman's Lumber & Transport Ltd." and changed its name to "Doman's Lumber Company Ltd." on March 13, 1958 and subsequently changed its name to "Doman Industries Limited" on November 10, 1964. Duncan Financial Centre Ltd. was incorporated on May 10, 1971. The Company has amended its Articles at various times to create Class A Preferred Shares, Class B Cumulative Redeemable Preferred Shares and the Non-Voting Shares. The Company continued under the Canada Business Corporations Act on June 12, 2002.

In this document, unless the context otherwise requires, the "Company" and "Doman" refer to Doman Industries Limited and its subsidiaries, including Western Pulp Limited Partnership.

The head office of the Company is located at 3rd Floor, 435 Trunk Road, Duncan, British Columbia, V9L 2P9 and its registered office is located at Suite 2100, 1075 West Georgia Street, Vancouver, British Columbia, V6E 3G2.

The following chart sets out the Company's principal subsidiaries and their primary activities. All of such subsidiaries are wholly-owned and, other than Western Pulp Limited Partnership, have been continued under and are all governed by the Canada Business Corporations Act. Western Pulp Limited Partnership is formed under the Partnership Act of British Columbia.

                             [ORGANISATIONAL CHART]

                       GENERAL DEVELOPMENT OF THE BUSINESS

HISTORY

The Company's first major sawmill came into production at Ladysmith, British Columbia on Vancouver Island in 1967 and three additional sawmills were built on Vancouver Island between 1973 and 1980. In 1980, the Company and two other British Columbia forest products companies formed Western Forest Products Limited ("WFPL"), which purchased the British Columbia timber resources and manufacturing facilities of ITT Industries of Canada Limited. The Company increased its ownership of the outstanding voting shares of WFPL to 56.1% in 1989 and in 1992 purchased the remaining minority shareholdings. In 1994, the Company completed the construction of a value-added lumber remanufacturing plant at Chemainus on Vancouver Island. In 1997, the Company acquired certain assets from Pacific Forest, including three sawmills, timber tenures having an AAC of approximately 1.7 million cubic metres and a perpetual supply of 330,000 to 350,000 cubic metres of sawlogs.

RECENT DEVELOPMENTS AND RESTRUCTURING EFFORTS

MARKET CONDITIONS AND FINANCIAL SITUATION LEADING TO CCAA PROCEEDINGS

The Company is a major integrated forest products company that competes on both a domestic and international level with a large number of forest products firms, ranging from very large integrated firms to smaller specialty firms. The markets for lumber and pulp are highly competitive and sensitive to cyclical changes in industry capacity and the economy, both domestically and internationally. Changes in the level of competition, industry capacity and the global economy also have a significant impact on the Company's selling prices and overall profitability.

Over the past few years, the Company's competitive and financial position has been negatively influenced by a number of factors including:

      - industry-wide effects of high operating costs and provincial stumpage rates;

      - compliance with the Code, which significantly impacts harvesting practices;

      - certain actions taken by the Province of British Columbia, including the elimination of timber license royalties in favour of stumpage fees, failure under alleged agreements to acquire timber tenures from the Company and under an alleged agreement to provide fibre supply to the Company, the administration of the stumpage system and the impact of the assistance package provided to the Skeena Cellulose pulp mill by the Province;

      - the softwood lumber trade dispute between Canada and the United States, which has resulted in major disruptions to the Company's lumber and logging operations and adversely impacted the ability of the Company to market its softwood lumber in the United States;

      - weakness in the Japanese economy which reduced demand for lumber produced by the Company;

      -     weak pulp prices; and

      -     high debt servicing costs.

The Company's financial results have been negatively impacted by the factors described above, reduced demand for both its pulp and lumber arising from poor economic conditions in Asia since 1997 and weak pulp prices. Sales have declined significantly over the past few years as have cash flows. The Company posted losses of $412.9 million for the year ended December 31, 2001, $164.1 million for the year ended December 31, 2002, and $3.8 million for the year ended December 31, 2003.

The Company's assets consist primarily of cash and cash equivalents, accounts receivable, inventory consisting of logs, lumber and pulp, interest in timber tenures and timber supply rights, and property and equipment consisting of buildings, equipment and land. Prior to November 7, 2002, the book value of the Company's tangible assets was and continues to be as of the date hereof, significantly less than the Company's liabilities of approximately $1.2 billion. The Company's liabilities consist primarily of the indebtedness under its outstanding Notes and Working Capital Facility and accounts payable.

The Company issued the 1994 Notes in March 1994. Interest accrues on the outstanding 1994 Notes at 8.75% per annum and is payable from time to time in accordance with the Unsecured 1994 Note Agreement. The 1994 Notes have no principal payments or sinking fund requirements until they mature under the Unsecured 1994 Note Agreement. A default under the Unsecured 1994 Note Agreement prior to the maturity date accelerates repayment of the 1994 Notes. The Unsecured 1994 Note Agreement contains cross default provisions in respect of other indebtedness of the Company. The US$388 million of 1994 Notes outstanding, as of the date hereof, matured on March 15, 2004. As of the date hereof the principal amount of the 1994 Notes and the accrued interest has not been paid to the holders of the 1994 Notes.

The Company issued the 1997 Notes in November 1997. Interest accrues on the outstanding 1997 Notes at 9.25% per annum and is payable from time to time in accordance with the Unsecured 1997 Note Agreement. The 1997 Notes have no principal payments or sinking fund requirements until they mature under the Unsecured 1997 Note Agreement. The US$125 million of 1997 Notes outstanding, as of the date hereof, matures on November 15, 2007 unless there is a default under the Unsecured 1997 Note Agreement prior to that date, in which event the repayment of the 1997 Notes may be accelerated. The Unsecured 1997 Note Agreement contains cross default provisions in respect of other indebtedness of the Company.

The Company issued the 1999 Notes in June 1999. The proceeds from the issuance of the 1999 Notes were used to repay debt under the Company's bank credit facilities, to fund working capital and for other general corporate purposes. Interest accrues on the outstanding 1999 Notes at 12% per annum and is payable from time to time in accordance with the Secured Note Agreement. The 1999 Notes have no principal payments or sinking fund requirements until they mature under the Secured Note Agreement. The US$160 million of 1999 Notes outstanding, as of the date hereof, matures on July 1, 2004 unless there is a default under the Secured Note Agreement prior to that date, in which event the repayment of the 1999 Notes may be accelerated. It is an event of default under the Secured Note Agreement if the Company makes a payment default in respect of its indebtedness governed by the Unsecured 1994 Note Agreement or the Unsecured 1997 Note Agreement. The 1999 Notes are secured by a first priority lien on a portion of the Company's timber tenures, eight of its sawmills, its Squamish pulp mill and its value-added lumber remanufacturing plant, but not by its receivables and inventory. Borrowing on security of receivables and inventory is limited to $65 million. The Secured Noteholders are, collectively, the Company's largest secured creditor.

In March 2002, the Company established the Working Capital Facility, a secured revolving operating credit facility of up to $65 million which has an initial term of three years and allows for borrowing against receivables and inventory. The repayment of the outstanding balance of the Working Capital Facility and interest thereon is secured by a registered fixed charge on the Company's receivables and inventory.

In addition, prior to November 7, 2002, the Company had over 1,000 unsecured creditors (exclusive of its Unsecured Noteholders) and accounts payable and accrued liabilities of approximately $137 million in the aggregate, which amount has increased to approximately $236 million at December 31, 2003 largely as a result of the increase in accrued and unpaid interest on its Notes.

The Noteholder Agreements all contemplate semi-annual interest payments prior to maturity in significant amounts. Until November 7, 2002, the Company had been making all such payments either when due, or within the 30 day grace period available thereunder. However, the pressures imposed on the Company's cash requirements as a result of the circumstances described above made it uncertain that the Company would have the financial capability of making future payments as they became due. In any event, the Company believed it would not be able to repay the 1994 Notes when due in March of 2004. Any default under any of the Noteholder Agreements means that all monies due and owing by the Company under the terms of the Noteholder Agreements become immediately due and payable at the option of the trustees thereunder or the holders of 25% in principal amount of the affected Notes, and the security given by the Company under the Secured Note Agreement would become enforceable. In those circumstances, the Company would be unable to refinance that indebtedness and a forced liquidation of the Company's assets would be the inevitable result.

RESTRUCTURING EFFORTS

In light of the circumstances described above, the Company changed its business plan, including the cessation of all but critically necessary capital expenditures relating to preservation of its existing facilities and took several steps to downsize its operations in order to preserve cash resources, including extensive curtailment in production, reduction of working capital and disposition of certain assets. From January 1, 2001 through December 31, 2003 the Company sold in excess $26 million of non-core assets in order to raise additional funds for its operations.

In addition, over the past two and a half years, the Company expended considerable effort in exploring potential financial or strategic solutions to its financial difficulties. On February 7, 2002, the Company retained UBS as its exclusive financial advisor with respect to the provision of financial market related advisory services in connection with the design, formulation and execution of transactions involving the restructuring or recapitalization of the Company's liabilities and assisting the Company in soliciting tenders and consents in connection with any restructuring transaction.

In view of the level at which the Class A Common Shares, Non-Voting Shares and Notes were trading, the Company concluded that it would be unable to raise additional financing to address its potential working capital shortfall through the public markets outside of reorganization proceedings. Additionally, the Company was limited by the terms of the Noteholder Agreements from borrowing additional funds. The Company, with the assistance of UBS, reviewed potential refinancing options but was unable to source further capital, and the Company concluded that it needed to complete a successful restructuring of its indebtedness in order to access external sources of funding.

With the assistance of UBS, the Company entered into discussions with the Original Noteholders Group through Brascan, the manager to Tricap (one of the members of the Original Noteholders Group), to explore potential restructuring options. In connection therewith, the Board of Directors of the Company appointed a special committee of the Board made up of S.D.B. Smith (Chair), J. Brouwer, J.R. Frumento, C.A. Johnson and I. Danvers, to consider, review, approve and make recommendations with respect to strategic options including the potential debt restructuring. After extensive review, analysis and discussions, including reorganization negotiations with the Original Noteholder Group, the Company announced on November 7, 2002, that it had reached agreement in principle with the majority of the Company's Unsecured Noteholders on the terms of a proposed plan to consensually restructure the Company's financial affairs under the CCAA. The proposed plan was designed to keep Doman intact and establish a capital structure that would position the Company as a strong long-term competitor in the British Columbia coastal forest products industry.

The terms of the proposed plan contemplated a substantial exchange of debt to equity by the Unsecured Noteholders whereby Unsecured Noteholders would receive for each US$100 (approximately Cdn$155 at the time) face value of Unsecured
Notes:

- US$22 (approximately Cdn$34 at the time) face value in the form of new 12 per cent junior secured notes due 2007 (or US$113 million (approximately Cdn$175 million at the time) in aggregate) in exchange for the US$513 million (approximately Cdn$795 million at the time) existing notes; and

- a pro rata share of the new common shares allocated to Unsecured Noteholders, which, in aggregate, would represent 85 per cent of the new common shares of the restructured company.

Under the terms of the proposed plan, the holders of the Class A Common Shares and the Non-Voting Shares would be treated equally. Their shares would be exchanged for shares representing in the aggregate 7.5 per cent of the new common shares of the restructured company. The Class A Preferred Shares, Series 4 would be exchanged for new common shares representing, in aggregate, 7.5 per cent of the new common shares. There would be only one class of common shares in the restructured Company, and each share would be entitled to one vote.

Under the terms of the proposed plan, all employees and creditors with claims under Cdn$10,000, and in most cases creditors with larger claims (including sub-contractors and suppliers of goods and services), were expected to be paid in full, and other unsecured creditors were expected to be treated in the same way as Unsecured Noteholders. The 1999 Notes and the Working Capital Facility would be unaffected.

Further, the proposed plan contemplated that, as the last step in the implementation of the plan, the Company would carry out a rights offering to shareholders of the restructured company of US$65 million (approximately Cdn$100 million at the time) 8 per cent convertible secured debentures due 2007, and, in connection therewith, Tricap committed to take up a minimum of US$32.5 million (approximately Cdn$50 million at the time), thereby guaranteeing a minimum amount of new liquidity for the restructured Company. The proposed plan also contemplated that the board of directors would be replaced by a new board of directors consisting of six nominees of the Original Noteholders Group, one nominee of the existing shareholders of the Company and one nominee being the Chief Executive Officer of the Company.

CCAA PROCEEDINGS

As part of the terms agreed to with the Original Noteholder Group, the Company filed for protection under the CCAA. On November 7, 2002, the Company and its subsidiaries were granted protection from their creditors pursuant to a Court order (the "Initial Order") under the CCAA. The effect of the Initial Order was to stay the current obligations of the Company and its subsidiaries until a plan of compromise or arrangement (the "Plan") under the CCAA could be approved and implemented. On December 6, 2002, the Initial Order was confirmed by the Court and on February 21, 2003, the Court granted a claims process order, which, among other things, directed the Company to distribute Proofs of Claim to its creditors, set the procedure for creditors to file Proofs of Claim and continued the general stay of proceedings against all creditors until April 30, 2003. The Company then applied to the Court for an order to authorize the Company to file a Plan, to direct the dissemination of the Plan and an information package to affected creditors under the Plan and to direct that meetings of affected creditors be convened in April 2003 for approving the Plan. The draft Plan (the "Draft Plan") submitted to the Court in connection with that application was based in substance on the terms agreed to with the majority of Unsecured Noteholders, with the exception that the Draft Plan contemplated that claims of all general creditors would be satisfied in full subject to a cap of $23,500,000. The Draft Plan was not approved by the Court based upon objections to the form of the Draft Plan raised by an ad hoc committee of holders of the 1999 Notes.

Over the ensuing months, the general stay of proceedings against creditors was extended by the Court on a number of occasions to allow the Company to negotiate with various stakeholders to develop a revised Draft Plan. During that period a new proposal was received on a confidential basis from Tricap on July 11, 2003. However, the July 11, 2003 Tricap proposal subsequently lapsed, and it was disclosed to the Court that Tricap no longer had the support of the Original Noteholder Group.

Tricap subsequently applied to the Court to request that the Court convene a meeting of affected creditors to vote on a plan of compromise or arrangement (the "Tricap Plan") submitted with its application. The Tricap Plan was significantly different from the Draft Plan, but was ultimately withdrawn by Tricap.

In September 2003, the Unsecured Noteholder Committee was formed and requested that the Company enter into a formal solicitation process to ensure that all restructuring alternatives were fully explored. On October 10, 2003, the Court issued an order that authorized Doman to engage in a process (the "Refinancing Solicitation Process"), under the direction of UBS and under the supervision of the Monitor and direction of the Court, to solicit proposals to refinance its existing indebtedness (the "Required Financing"). Pursuant to the Refinancing Solicitation Process, the Company, with assistance from UBS, distributed its solicitation letter to in excess of 60 potential investors, and Confidential Information Packages were delivered to a number of these potential investors.

In connection with the Refinancing Solicitation Process, the Company received five interim non-binding expressions of interest to provide the Required Financing, including an expression of interest from International Forest Products Limited ("Interfor"). Except as discussed below, none of these expressions of interest progressed beyond an expression of interest. On February 5, 2004, the Unsecured Noteholder Committee, consisting of certain holders of the Unsecured Notes submitted a term sheet to the Court that set out the terms of a proposed Plan, which Plan also addressed the Required Financing. (See the Company's Material Change Report dated February 6, 2004, which is incorporated herein by this reference, for details on this term sheet.) On February 26, 2004, Doman announced that a proposal to acquire selected Doman assets and to enable the restructuring of Doman's financial obligations was presented to Doman by Interfor. (See the Company's Material Change Report dated March 1, 2004 for details on the Interfor Proposal.) On February 27, 2004, the Company was advised by counsel to the Unsecured Noteholder Committee that they opposed the Interfor proposal. On April 2, 2004, Doman was advised by Interfor that it had decided to withdraw from its discussions with Doman regarding the possible acquisition of Doman or the assets of certain Doman subsidiaries. Doman understands that Interfor concluded that it was not going to be able to reach an agreement on a transaction that met its financial criteria and, at the same time, was acceptable to Doman's unsecured creditors. On April 6, 2004, the Unsecured Noteholder Committee made an application to move forward with a plan of compromise and arrangement based on the February 5, 2004 term sheet.

The key terms of the Unsecured Noteholder Committee's proposed Plan include the following:

- The pulp and solid wood assets would be separated into two new corporate groups; namely, Lumberco, which would hold the solid wood assets, and Pulpco, a subsidiary of Lumberco, which would hold Doman's pulp assets other than the Port Alice pulp mill. The Port Alice pulp mill would be shut down.

- The Secured Notes would be refinanced in full through a combination of an offering of warrants exercisable for Lumberco shares and secured bonds and a private placement for Lumberco shares and secured bonds. The Standby Purchasers would participate in the private placement and provide a standby commitment to take up any warrants not acquired under the offering of warrants.

- All of the unsecured indebtedness, including the trade debt, would be converted to Lumberco shares. However, unsecured creditors with proven claims that are equal to or less than $50,000 or have agreed to reduce their proven claim to $50,000 would be provided with the option to have their proven claim paid in cash in an amount that is the lesser of $10,000 and 20% of their proven claim.

- Lumberco is expected to have no debt other than the new secured bonds, the Company's working capital facility and inter-corporate debt.

-     No equity would be available to existing shareholders.

A copy of the Unsecured Noteholder Committee's proposed Plan submitted to the Court is available on the Company's website, www.domans.com under the 19th Monitor's Report.

On April 6, 2004, the Court issued an order in connection with Doman's CCAA proceedings extending the stay of proceedings to June 11, 2004 and adjourning the application made by the Unsecured Noteholder Committee to April 30,

2004. The extension allows time for the Company to review a letter of intent received on April 2, 2004 from Ableco Finance LLC and to consider other possible restructuring alternatives, including a proposal submitted by The Catalyst Capital Group Inc., with its affected stakeholders. Under the April 6, 2004 Court order the Company has until April 30, 2004 to file its own plan.

The Court also set June 7, 2004 as the meeting date for the consideration of a Plan by the Company's unsecured creditors, ordered the shutdown of the Port Alice pulp mill effective at the end of the production run on May 11, 2004 and instituted a new claims process with a new claims bar date of 5:00 p.m. (Vancouver time) on May 25, 2004. The Court order does not preclude the Company from seeking purchasers for Port Alice, and the Company's efforts to identify a purchaser for Port Alice are continuing.

Since April 6, 2004, the Board, together with the Company's legal and financial advisors, has reviewed all of the restructuring alternatives known to them and is currently discussing those alternatives as well as the Unsecured Noteholder Committee's proposed Plan with representatives of the Unsecured Noteholder Committee.

As of the date hereof, the Company expects that a Plan will be filed on or before April 30, 2004. The ability of the Company to continue as a going concern is primarily dependent upon the Company's ability to emerge from CCAA.

                             BUSINESS OF THE COMPANY

COMPANY PROFILE

The Company is a major integrated forest products company in British Columbia operating in the solid wood and pulp businesses. Solid wood is the Company's primary business and includes timber harvesting, reforestation, forest management, sawmilling logs into lumber and wood chips and value-added lumber remanufacturing. The Company's pulp operations consist of producing and marketing NBSK pulp and dissolving sulphite pulp. All of the Company's operations are located in the coastal region of British Columbia and its products are sold in approximately 30 countries worldwide.

The Company started the year with an allowable annual timber harvest of approximately 4.1 million cubic metres from its forest tenures and private lands. Reductions made under Part 13 of the Forest Act to account for land use processes in the Central Coast temporarily reduced this total to approximately
3.9 million cubic metres for 2003. The perpetual supply of 330,000 to 350,000 cubic metres of sawlogs under a sawlog purchase agreement with a third party was not affected by this temporary reduction.

Harvest operations continued to be conducted on government owned timberlands, in accordance with the terms and conditions of the Company's three tree farm licences, seven forest licences, timber licences and private lands external to these tenures.

As of the date hereof, the Company's manufacturing plants consist of:

- six sawmills with a total annual production capacity of approximately 1.1 billion board feet of lumber and 700,000 units of wood chips;

- two pulp mills with a total annual production capacity of approximately 435,000 ADMT of pulp;

- a value-added lumber remanufacturing plant with an annual drying and production capacity of approximately 80 million board feet; and

-     a log merchandiser.

The Company previously operated nine sawmills. The Company has dismantled two sawmills and ceased operations at another. This has allowed the Company to benefit from economies of scale.

STRATEGY

The Company's strategy is to obtain the maximum value for its timber resources by producing premium products and by fully utilizing its harvested timber in an integrated forest products operation. The Company's sawmills process high quality logs, including western red cedar, into primarily long length, wide width and upper grade lumber and, to a lesser degree, commodity grades of lumber. As a result of its strategy, the Company focuses on producing finished specialty products, such as lumber with various sizes and end uses, and western red cedar, instead of commodity items such as SPF 2x4 lumber. Lower quality logs are first processed by the Company's log merchandiser in order to extract the lumber quality portion of the logs for processing at the Company's sawmills. The residual portion of such logs, smaller or defective logs not suitable for the production of lumber and wood chips are used to produce pulp. Hog fuel, a by-product from the sawmills and the log merchandiser, is used at the Company's Squamish NBSK pulp mill and sold to other pulp mills as an energy resource. The Company's value-added lumber remanufacturing plant dries, saws and trims lumber for use in producing higher value products such as moldings, frames and panelling. The Company believes that the efficient utilization of its timber resources is essential, given the decline in the supply of high quality timber resulting from increasing environmental and conservation restrictions.

INDUSTRY

British Columbia is one of the world's leading forest products regions, with lumber shipments averaging approximately 14 billion board feet per year and pulp and paper shipments of approximately seven million tonnes per year, supported by an annual timber harvest averaging approximately 72 million cubic metres over the last ten years. Catastrophic wildfires in the southern interior of the Province in 2003 as well as a continued expansion of the mountain pine beetle epidemic in the central and northern interior have led to temporary increases in the AAC in these areas in order to salvage dead and dying timber.

British Columbia has two major forest regions, coastal and interior, which are differentiated by climate, terrain and forest type and have given rise to two distinctly different segments of the forest industry. Historically, approximately one-third of British Columbia's timber harvest has been from the coastal region. In contrast to the interior forests, the British Columbia coastal forests are distinguished by a wet maritime climate, rugged topography and a variety of high-value coastal forest species with highly productive growing sites. Over the past decade, the coastal timber harvest has declined as a result of the establishment of new parks and protected areas and AAC reductions to conform harvest levels to long-term sustained yields.

The forest products industry categorizes lumber into either hardwoods or softwoods. Softwoods such as hemlock, cedar, spruce, pine and fir are used primarily in construction due to their strength. The forest industry also grades lumber into various classifications according to quality. The two broad categories within which all grades fall, based upon the absence or presence of defects and the grain of the wood, are upper grade lumber and commodity grade lumber, respectively. Upper grade lumber is a grade of lumber which is substantially clear of defects and is obtained primarily from mature timber in areas which have not been previously harvested. The timber used to produce upper grade softwood lumber grows primarily in the coastal climates of British Columbia, the U.S. Pacific Northwest and Alaska.

RECENT LEGISLATIVE AMENDMENTS AND OTHER FOREST POLICY INITIATIVES

The Provincial Government enacted the Code in 1995 and by mid-1997 all of its provisions were in force. The Code has had a significant impact on harvesting practices and increased the timber harvesting and silviculture costs of all companies in the forest industry in British Columbia. As a result of problems with, and higher than anticipated costs from, implementing the Code, the new Provincial Government in 2001 announced, following public and industry consultation that it would undertake a major review of forest policy in British Columbia. Part of the new government's mandate was to change forestry practices and the tenure system in British Columbia and revitalize the forestry sector by creating new opportunities, particularly for First Nations, establishing a mechanism to determine fair market price for timber, ensuring that more product value was extracted from each log harvested and implementing policies that would lead to resolution of the softwood lumber dispute with the United States.

In 2003 the Provincial Government introduced several pieces of legislation with respect to forest operations in British Columbia, either through the enactment of entirely new statutes or the amendment of existing statutes. Through such legislative changes, the Provincial Government has implemented significant forestry reforms, including, among others, the following:

- The "take-back" by the Provincial Government of certain AAC from specified holders of long-term replaceable tenure. Forest tenure holders with combined AAC of more than 200,000 m(3) per year are subject to a mandatory 20% reduction in their AAC attributable to Crown lands in respect of certain TFLs and FLs and a 20% reduction of area under TLs outside of the TFLs. The Provincial Government will compensate the tenure holders subject to reduction in their harvesting rights although the criteria to be used to determine such amounts have yet to be prescribed by regulation;

- Establishment of a market based pricing system utilizing stumpage rates paid on sales made by the BC Timber Sales Program (successor to Small Business Forest Enterprise program) to determine stumpage rates for all public timber;

- Transitioning from a process-oriented to a results-based regulatory regime through the enactment of the Forest and Range Practices Act which is intended to replace, over time, the Code;

- Establishment of collaborative forest management within B.C.'s timber supply areas where specified licencees, together with the BC Timber Sales Program, will be responsible for forest management activities formerly carried out by the Provincial Government;

- Elimination of the appurtenancy requirement that fibre supply from certain tenures be processed at certain conversion facilities;

- Introduction of new cut control provisions and elimination of minimum harvesting requirements;

- Elimination of penalties imposed on and the relaxation of controls in respect of, the transfer, subdivision or sale of forest tenures;

- Extinguishment, on a retroactive basis, of the right of a timber licence holder to elect to pay royalty or stumpage for timber harvested; and

- Enactment of a new Foresters Act (British Columbia) to govern professional practice.

In addition to the above provincial legislative changes, the Federal Government also introduced legislation which may have some impact upon the forest industry in British Columbia, one of which is the Species at Risk Act (Canada). This particular statute could affect and possibly redefine future forest practices in British Columbia should the Provincial Government fail to act to the Federal Government's satisfaction.

It is not yet possible to gauge the overall impact of these policy initiatives on the Company's business, as many have just been brought into force. However, two known adverse effects on the Company have been the take-back of AAC by the Provincial Government and the extinguishment of rights of TL holders to elect to pay royalties as opposed to stumpage rates for timber harvested.

FOREST RESOURCES

TIMBER TENURES

More than 90% of all forest resources in British Columbia are owned by the Province and administered by the Ministry of Forests. Subject to provincial legislation and related regulations, rights to harvest timber on such land may be granted on behalf of the Province by the Ministry of Forests in the form of timber tenures. Timber tenures granted to the Company are comprised of tree farm licences, forest licences and timber licences. The Company undertakes to manage the forest lands to which its timber tenures relate to produce an annual harvest in accordance with the terms of its TLs and the AAC volumes determined by the Ministry of Forests for each TFL and FL.

A TFL is an area-based timber tenure granted for a term of 25 years that is replaceable every five years for a further 25 year term, subject to satisfactory performance by the licensee of its forest management obligations as determined by the Ministry of Forests. Over 74% of the Company's AAC is derived from its three TFLs: TFL Nos. 6, 19 and 25. TFL Nos. 6 and 19 were replaced in 2000 and 2001, respectively, for 25 year terms. TFL No. 25 was replaced in 1999 for a 25 year term.

Other areas of Crown timberlands which are not designated as TFLs are organized into timber supply areas. FLs are issued within each TSA with the AAC being determined at the TSA level and the overall harvest for the TSA managed by the Ministry of Forests on a sustained yield basis. FLs are volume-based tenures which authorize a specified volume of timber to be cut within a specific TSA. FLs have a term of 15 years and are generally replaceable every five years for a term of 15 years, subject to satisfactory performance by the licensee of its forest management obligations as determined by the Ministry of Forests. The Company has seven FLs, two of which are located in the Mid Coast TSA. The remaining five are located in the Kingcome, Strathcona, Soo, Fraser and Sunshine Coast TSAs. All of the Company's FLs were replaced in 1998 for 15 year terms.

The Provincial Government was due to begin to offer the Company replacement forest licences under the "evergreen" terms of the licence agreements in early 2003, but these offers were delayed due to concerns about adequate consultation with First Nations. The Ministry indicated that offers would be forthcoming once adequate consultation had been conducted with potentially affected First Nations.

Under the provisions of the Forestry Revitalization Act (British Columbia), the Company was required to surrender to the Provincial Government 685,216 m(3) of its AAC derived from its TFLs (including TLs contained within such TFLs) and FL's effective as of March 31, 2003. Approximately 50% of the AAC so acquired will be sold by way of public auction through the B.C. Timber Sales Program, while the balance will remain available for First Nations initiatives and Community Forest or Woodlot Licences. The Provincial Government will compensate the Company when the criteria to be used to quantify the amount has been prescribed by regulation. Any disputes which may arise regarding the amount of compensation will be resolved by arbitration.

While the AAC was, for valuation purposes, surrendered on March 31, 2003, the Provincial Government has permitted the Company to continue harvesting such forest tenure for up to three years until such time as it is able to determine the specific amendments to be made to the forest tenures held by the Company which are subject to this take-back. While opposed to this particular reform policy, the Company has been working cooperatively with the Provincial Government, and its staff in an effort to minimize the adverse impacts on the Company. As of the end of 2003, no specific "taking" of volumes or areas have been applied to any specific licence held by the Company.

The Company also holds and harvests timber from 143 timber licences, covering an area of approximately 85,000 hectares, of which 19 TLs are situated outside of its TFLs and 124 are situated within its TFLs. TLs are area-based tenures which permit the licensee to harvest the area over a specified period. At the end of 2003, the Company's TLs contained approximately 22 million cubic metres of mature timber. TLs within a TFL are managed on an integrated basis with other government and private timberlands within the same TFL and remain part of the TFL after harvest. The timing of harvesting from TLs is subject to the practice guidelines of the Ministry of Forests, but is otherwise at the discretion of the Company. The terms of the Company's TLs within its TFLs coincide with the terms of the TFLs in which they are incorporated. Those TLs which are outside of the Company's TFLs expire at varying dates ranging from 2005 to 2016. A renewal request for a TL, with non-significant remaining volume, whose term expired in 2001 was denied in 2003 by the Ministry of Forests and the area and volume reverted to the Crown.

A 1998 study of the Company's TLs situated outside of its TFLs indicated a feasible harvest schedule of approximately 100,000 cubic metres annually over the next 20 years. In 2003 approximately 21% of the Company's annual harvest was from TLs found inside and outside of TFLs.

TIMBER HARVEST

The AAC for TFLs and FLs is determined by the Chief Forester of the Province and is intended to reflect timber conditions, regional and local economic and social interests, and environmental considerations. In mid-2003, the annual and periodic timber harvest requirements were changed as a result of the enactment of the Forestry Revitalization Amendment Act (British Columbia). While the volume of timber to harvested over any five year period will continue to be capped at 110% of the sum of the AAC, there will be no annual cut controls nor any minimum harvesting requirement for any five year period. However, the tenure holder will not have the ability to carry forward unharvested volumes of timber into new cut periods. This legislative change is to be applied retroactively to the beginning of 2003 as it pertains to annual cut controls and retroactively to the beginning of any active five year period as it applies to five year harvesting requirements. At the present time, the Company has two licences where there remains unresolved issues regarding the Company's failure to satisfy its 2002 harvesting requirements.

Existing legislation requires the Chief Forester for British Columbia to review sustainable timber harvesting levels in each TSA and TFL in the Province every five years and to issue a "determination" relating to the same which may recommend reductions or increases in the AAC of the TSA or TFL. No adjustments were made to any of the Company's tenure AACs in 2003, but the Part 13 reduction of approximately 235,000 m(3) from 2002 was continued. The Chief Forester did not proceed in determining a new AAC for TFL 25 during the year, but an AAC determination is anticipated in 2004.

The Provincial Government met its announced goal of protecting through the establishment of parks 12% of the land area of the Province from development by the end of 2000. However, meeting this protection goal did not end land use planning processes that have continued through 2003. While tenures contributing some 60% of the Company's AAC have been dealt with under the regional Vancouver Island Summary Land Use Plan, the balance remain subject to other sub-regional land use processes. Four Land and Resource Management Plans ("LRMP's") namely Central Coast, North Coast, Queen Charlotte Island/Haida Gwaii and Sea-to-Sky, which cover most of the Company's remaining AAC, are scheduled for completion in 2004.

Through 2003, the Company remained engaged with the Central Coast LRMP through the Coast Forest Conservation Initiative (a strategic forum of the five licensees operating in the area) and the Rainforest Solutions Project (a strategic forum of the four major ENGO's engaged in the LRMP) through the Joint Solutions Project (the "JSP"). The latter sub-process has provided a mediated forum for communication between major licencees and the major environmental non-governmental organizations with interests in the Central Coast. At the end of 2003, a historic accord was reached through the JSP that set the stage for a LRMP consensus agreement that will be finalized in 2004 and forwarded to Cabinet for review and endorsement. The LRMP report will provide direction in government to government negotiations between the Province and First Nations found within the LRMP area.

During 2001, the Company commenced a legal action against the Province for breaching its contractual obligations to purchase two of the Company's timber tenures. The parties have exchanged pleadings and documents and certain evidence gathering matters have commenced, including the examination for discovery of the former Minister of Forests who was involved during the time of the agreement. As of the date hereof, no trial date has been set.

FIBRE SUPPLY

The Company's fibre requirements are met with logs harvested from its timber tenures and private lands, logs purchased on the open market, logs acquired under a sawlog purchase agreement entered into with a third party, log trading activities and logs acquired in exchange for wood chips. The Company's log trading department is responsible for ensuring an adequate supply of suitable logs for the Company's plants. It engages in log trading activities to correct imbalances in the supply and demand in terms of the size, grade and species of logs. In addition, in order to ensure a continuing supply of timber, the Company maintains an active reforestation program and manages approximately 1,050,000 hectares of productive timberlands, of which 565,000 hectares are operable. The Company's annual timber harvest from these timberlands, on a sustained yield basis at the start of 2003 was approximately 4.1 million cubic metres but remains temporarily reduced to approximately 3.9 million due to the Part 13 reduction affecting two tenures in the Central Coast.

All of the Company's timber harvesting operations are located in the coastal region of British Columbia. Logging is conducted primarily on government timberlands allocated to the Company under its TFLs, and to a lesser extent, under its FLs and TLs. In addition, some logging takes place on private lands. The timber covered by the Company's timber tenures contains a substantial amount of presently harvestable mature timber stands that are located in areas that have never been commercially harvested. These stands are particularly valuable, as the substantial size of the trees allows the Company to produce a high volume of upper grade lumber. Upper grade lumber is sold based upon appearance and is used in the manufacturing of doors, window frames, panelling, moldings and siding.

The long-term species distribution of the Company's timber resources is approximately 60% hemlock and balsam, and 35% cedar and cypress, with the balance made up of Sitka spruce, Douglas fir and various minor species. Production over the five year period through 2003 has closely mirrored this distribution with 42% hemlock, 18% balsam, 25% cedar, 5% cypress, 8% Douglas fir and 2% spruce harvested. This indicates that harvest plans are accessing the timber profile rather than targeting specific higher valued species.

The Company's available cut, including the AAC of the Company's TFLs and FLs, log supply and log usage for each of the last two years are set out in the following table:

                                              ACTUAL CUT(1)               AVAILABLE CUT(2)
                                          YEARS ENDED DECEMBER             AS AT DECEMBER
                                                   31ST                         31ST
                                         ---------------------------------------------------
                                                      (THOUSANDS OF CUBIC METRES)
                                           2003            2002         2003           2002
                                           ----            ----         ----           ----
TFLs                                       2,266           2,640        2,847          2,917
FLs                                          261             311          929          1,009
Other lands(3)........................        89              81          449            449
                                          ------           -----        -----          -----
      Total log production............     2,616           3,032        4,225          4,375
                                          ======           =====        =====          =====

Total logs purchased..................     1,216           1,017
                                          ======           =====

Total logs consumed...................     3,506           3,110
                                          ======           =====

Total logs sold.......................       721             781
                                          ======           =====

------------------
(1) The "actual" cut is produced volume. It does not include residue volume, which contributes to the AAC total.

(2) The "available" cut for the TFLs and FLs is the AAC determined by the Province's Chief Forester. There was a temporary prorated AAC reduction of 135,000 m(3) to TFL 25 and 99,428 m(3) to FL Al6845 continued in 2003 due to delays in completion of the Central Coast LRMP.

(3) 19,000 m(3) of annual cut is attributed to private managed forests lands outside of TFLs, 100,000 m(3) to TLs outside of TFLs and 330,000 m(3) of sawlogs in perpetuity under a sawlog purchase agreement with a third party.

The five year cut control period for many of the Company's tenures expired at the end of 2001. Approximately 1.4 million m(3) of the cumulative AAC available during the five year period was not harvested due to depressed economic conditions in 2001 and a delay in harvest approvals as a result of the Central Coast LRMP. The Company requested that this deficient volume be returned to the Company in the subsequent cut control period. During the year, the Ministry of Forests rejected the request for approximately 28,000 m(3) of the request, gave potential approval on 22,000 m(3), subject to First Nations review and had not reached a decision on the balance.

The Company has some 30 logging and forestry operations on Vancouver Island, the South, Central and North Coast Mainland and the Queen Charlotte Islands. Approximately 70% of the Company's operations are on Vancouver Island. For historical and legal reasons, logging is conducted by a combination of both Company operated and contractor operations. The Company plans and co-ordinates all of the timber production from the various operating sites.

Logs are sorted and directed to either the Company's sawmills, its log merchandiser or its Port Alice dissolving sulphite pulp mill, according to size, grade and species. Saw logs that meet the Company's cut program criteria are shipped primarily to the Company's sawmills, while lower quality logs, small or defective parts of trees and wood chips from sawmill operations and the log merchandiser are shipped to, and form the basic raw material for, the Company's pulp mills. Bundle booms and self-dumping log barges are used to transport logs to the Company's manufacturing plants and to the Vancouver log market. A small percentage of logs are delivered to the Company's manufacturing plants by truck.

The Company's sawmills have a total annual production capacity of approximately 700,000 units of wood chips. These wood chips are used at the Company's Squamish pulp mill as a source of fibre, traded with third parties for sawlogs or sold. Wood residue produced by the sawmills and the log merchandiser, principally sawdust and bark, is either used as hog fuel in the boiler at the pulp mills or sold to other pulp mills. Wood chips and other by-products of the sawmills and log merchandiser are transported by barge or by truck to pulp mills.

The Company's wood chip supply and usage for each of the last two years are set out in the following table:

                                                   YEARS ENDED
                                                   DECEMBER 31,
                                              --------------------
                                              2003           2002
                                              -----          -----
                                              (THOUSANDS OF UNITS)
Wood chips produced......................      760            639
Wood chips purchased.....................      240            185
Total wood chips consumed................      682            555
Total wood chips sold....................      307            288

STUMPAGE CHARGES

A stumpage charge is assessed by the Provincial Government on all Crown timber harvested. The amount of stumpage paid on timber harvested from TFLs and FLs is based on a revenue target set by the Provincial Government and adjusted on a periodic basis. A base stumpage rate is then determined having reference to the revenue target. The base rate is subsequently adjusted by the Ministry of Forests for various factors prior to determining the actual stumpage charge for each particular cutting area designated within a specified timber tenure. Individual stumpage rates are then calculated for each cutting permit issued with respect to a cutting area, taking into account projected timber prices and operating costs. Stumpage charges fluctuate based upon the Provincial Government's revenue targets, the quality and species of timber harvested, harvesting technology, the Company's operating costs and other factors. This system is referred to as Comparative Value Pricing ("CVP").

During 2001, the Company commenced a legal action against the Provincial Government for the improper administration of the stumpage payment system that resulted in overcharging the Company for stumpage over a period of several years. The overcharging arose from the so-called "water-bedding" effect where the Provincial Government accepted information from certain forest companies that artificially reduced the value of timber on their cutting permits thereby forcing other companies to pay higher stumpage rates for timber of similar value. The parties have exchanged pleadings and certain evidence gathering matters have commenced. As of the date HEREOF no trial date has been set.

In September 2000, the Ministry of Forests introduced a "Hemlock Pilot" for major coastal licensees that is based on the Small Business Program's Market Pricing System ("MPS"). Cutting permits that met a strict criteria (e.g. 60% hemlock/balsam content or greater) were converted from the CVP system to the Hemlock Pilot MPS. The objective was to convert these permits to a "market-based" system that better reflected the economic reality of the price for hemlock lumber. No new Hemlock Pilot cutting permits were accepted past October 1, 2000. Those permits issued under the Hemlock Pilot program are being allowed to run their normal course. It is estimated that the MPS system reduced stumpage fees by approximately $2.4 million in 2003. There is approximately 406,000 m(3) of MPS volume remaining as of December 31, 2003.

Until 1995, on those lands held under TLs, a royalty was payable when the timber was harvested. In 1995, the British Columbia government eliminated royalties for TLs and replaced them with stumpage, which increased to 100% of regular stumpage in 2001. Certain forestry companies commenced court actions against the Provincial Government claiming substantial damages as a result of this change in the calculation of royalty fees. In December, 1999, the court ruled against the Provincial Government in an action to dismiss the damage claims. In March, 2000, the Company commenced a court action against the Provincial Government to recover damages resulting from the change in the calculation of rates. At the end of 2003, the Provincial Government effectively thwarted this court action through the enactment of the Timber Licences Settlement Act (British Columbia), the effect of which retroactively extinguishes timber licence royalty "rights". The Company intends to challenge the constitutionality of the statute.

The following table illustrates the relationship of stumpage and royalty expenses relative to the Company's total log production for each of the last five years:

                                                                     YEARS ENDED DECEMBER 31ST
                                                  ------------------------------------------------------------------
                                                   2003           2002           2001           2000          1999
                                                  -------       --------       --------       --------       -------
                                                                             (THOUSANDS)
Log production (cubic metres).........              2,616          3,032          3,081          3,431         3,354
Stumpage and royalty expenses.........            $53,737       $ 60,297       $ 56,719       $ 86,747      $ 84,785

The Coast Market Pricing System became effective February 29, 2004. All CVP stumpage rates (as at January 1, 2004) were frozen on February 28, 2004, and stumpage billing will continue at these rates. Selected old growth and second growth CVP permits (at the Company's option) will be reappraised to MPS over the next few months and will cancel invoices and issue replacement invoices. MPS1 Hemlock Pilot permit rates will continue to vary on a quarterly basis. A list of the existing permits that are to be converted to MPS must be submitted by March 5, 2004. The move to MPS has resulted in significant stumpage reductions in the current markets.

FOREST MANAGEMENT

The Company manages its forest tenures and privately owned forest lands according to Sustainable Forestry Management Principles, which include a commitment to meeting or exceeding government requirements. As part of the rights and responsibilities that accompany the Crown tenures held by the Company, staff carry out or supervise pre-harvest planning, subsequent road building and harvesting operations and the follow-up silviculture treatments to establish free-growing second growth stands.

Pre-harvest planning includes a wide spectrum of activities from the collection of inventory and assessment data to the development of higher level Management Plans for tree farm licences and Forest Development Plans for specific planning areas within tree farm licences or forest licences. These plans take a broad range of timber and non-timber values into account, including but not limited to: wildlife, fisheries, water quality, soil sensitivity, terrain stability, visual quality, biodiversity, archaeological sites and cultural features, cave and karst features, timber species distribution and value. These higher level plans provide direction for the development of site specific plans and lead to the applications for specific road building and harvesting permits.

Following harvest, the Company reforests all disturbed areas and conducts follow-up surveys and silvicultural treatments to ensure that these harvested areas meet "free-growing" requirements within specified timelines. Once free-growing, young stands are left to develop without further attention into second growth forests ready for subsequent harvest. All of these "basic" silviculture requirements are carried out at the Company's expense. In 2003, the Company spent $6.1 million in meeting basic silviculture obligations.

The Company's tenures are managed by a staff of registered professional foresters and engineers who are involved in planning and inventory, road and bridge development, harvesting, silviculture and forest health and protection programs. The Company operates the Saanich Forestry Centre, which includes a 3 million seedling nursery and a tree seed orchard that produces select seed for reforestation.

In April 2002, the Provincial Government replaced Forest Renewal B.C. with the Forest Investment Account, administered by PricewaterhouseCoopers. FIA is funded by an appropriation approved by the Legislature, rather than a stumpage levy, and authorizes the Minister of Forests to provide funding for certain forest management activities. Specific amounts are dedicated to provincial level programs, while other amounts are allocated to tenure holders. In 2003/04, the Legislature approved a $110 million FIA budget. The Company accessed $3.8 million from FIA to carry out a range of projects in 2003.

SOLID WOOD FACILITIES

The Company owns seven sawmills, a log merchandiser and a value-added lumber remanufacturing plant. The repayment of the 1999 Notes are secured by a first priority lien on six of its sawmills and the value-added lumber remanufacturing plant. The Company previously operated nine sawmills. The Company, pursuant to its sawmill rationalization policy, has reduced the number of operating mills from nine down to six, thereby enabling the Company to benefit from reduced manufacturing costs without a loss in production capability, and thus improving overall efficiencies through economies of scale. The Tahsis sawmill has been dismantled, while production at the two Vancouver sawmills, Silvertree and Marpole, has been combined under the name Silvertree-Vancouver Division. The former Silvertree sawmill has been dismantled. Some of the best equipment from the dismantled mills is being used to increase productivity at the six operating mills. The Chemainus sawmill has ceased operations. The six operating sawmills each use computer controlled equipment to optimize the lumber recovery from each log. The Company's high quality timber supply and the particular design of its sawmills enable it to produce specialty products such as upper grade lumber, lumber with long lengths (over 20 feet) and wide widths (over 10 inches), lumber produced from western red cedar, and baby squares and beams used in traditional Japanese housing. These products command premium prices compared to commodity construction grades, such as SPF 2x4 lumber. Much of the softwood timber in North America is not capable of producing substantial quantities of these specialty products, as the trees are too small or have a poor knot structure.

Switching the cedar production to the Silvertree-Vancouver Division has resulted in an increase of at least 80 mfbm per day. Future improvements are expected. The Company's Cowichan Bay sawmill set an all time production record in November 2003.

Five of the Company's sawmills are located on Vancouver Island. The Company's Duke Point and Nanaimo sawmills are both located in Nanaimo. The Company's Ladysmith and Saltair sawmills are both located on the same property in Ladysmith. The Company's other sawmill on Vancouver Island is located at Cowichan Bay. The Duke Point and Nanaimo sawmills process large diameter logs of mixed species, while the Cowichan Bay, Ladysmith and Saltair sawmills process small diameter logs. The Cowichan Bay sawmill also processes western red cedar. All of the Company's sawmills on Vancouver Island have adjacent water lots which are leased from the Province and have barge loading facilities to handle water-borne shipments of sawmill products.

The Duke Point, Cowichan Bay, Ladysmith and Saltair sawmills are situated on land owned by the Company. The Nanaimo sawmill is situated on an 8.5 hectare site, which includes 6.1 hectares owned by the Company and 2.4 hectares leased from the Nanaimo Port Authority.

The Nanaimo sawmill cuts predominantly Douglas fir and hemlock logs and produces a wide range of high-value specialty lumber products primarily for the Japanese market. The Saltair sawmill can cut for both the Japanese and North American markets and can process western red cedar. The Saltair and Nanaimo sawmills have received authorization to stamp their lumber as having met the quality control requirements of the Japanese Agricultural Standard, indicating that the lumber meets rigorous Japanese structural grading rules.

The Company's Silvertree-Vancouver sawmill is located in Marpole, a suburb of Vancouver. It specializes in processing cedar logs and can also process large diameter hemlock. As noted above, the Silvertree and Marpole mills combined their operations at Marpole under the name Silvertree-Vancouver Division. The two sawmills properties are located on land which fronts the Fraser River and is owned by the Company. Both properties have barge loading facilities to handle water-borne shipments of sawmill products. The water lots necessary to operate these two locations are leased from the North Fraser Port Authority.

The Company's annual lumber production capacity and actual lumber production for each of its sawmills for each of the last five years are set out in the following table:

                                            PRE-SAWMILL                                                      POST-SAWMILL
                                          RATIONALIZATION                                                  RATIONALIZATION
                                       ---------------------                                              ------------------
                                                                      LUMBER PRODUCTION (MMFBM)
                                                               ---------------------------------------
                                                     RATED             YEARS ENDED DECEMBER 31             NUMBER
                                        NUMBER    CAPACITY(1)  ---------------------------------------       OF       CAPACITY
SAWMILLS              LOCATION         OF SHIFTS    (MMFBM)    2003    2002     2001     2000     1999    SHIFTS(2)   (MMFBM)
--------              --------         ---------    -------    ----    ----     ----     ----     ----    ---------  --------
Chemainus             Chemainus             1            48        --     17       20       39       32       --        --
Cowichan Bay          Cowichan Bay          2           125       122    122      101       97       67        3       215
Duke Point            Nanaimo               1            88        86     89       84       78       82        3       225
Ladysmith             Ladysmith             2           120        90     46       60       88       98        3       170
Nanaimo               Nanaimo               2           138       128    122      136      112      105        3       200
Saltair               Ladysmith             2           150       120    111       80      119      134        3       170
Silvertree            Vancouver             2           113        --     16       44       98       75       --        --
Marpole               Vancouver             2           165        69     39       12       73       55        3       160
Tahsis                Tahsis                2           125        --     --       17       69       69       --        --
                                          ---         -----       ---    ---      ---      ---      ---      ---     -----
                                           16         1,072       615    562      554      773      717       18     1,140
                                          ===         =====       ===    ===      ===      ===      ===      ===     =====

------------------
(1)  Based on the normal number of shifts and 250 operating days.

(2) Potential number of shifts based on eliminating production at specified mills and increasing production at the Company's more efficient mills.

The Company's log merchandiser is located at Nanaimo on Vancouver Island. The plant extracts the lumber quality portion out of lower quality logs and processes the balance into wood chips and other by-products. The lumber portion is sent to the Company's sawmills for processing and the wood chips are used principally at the Squamish pulp mill. The water lots necessary to operate this plant are leased from the Province and the Nanaimo Port Authority.

The Company's value-added lumber remanufacturing plant dries, cuts, resaws and trims lumber into various grades and dimensions, which are used primarily in the manufacturing of moldings, panelling and frames for doors and windows. The plant is located in Chemainus and is situated on land owned by the Company. It is comprised of 10 kilns, which are utilized to dry lumber produced at the Company's sawmills, a planer mill, and resawing, sorting and trimming facilities. The plant has an annual drying and production capacity of approximately 80 million board feet of lumber and in 2003 processed 38 million board feet of lumber.

The Company operates a lumber distribution yard located at Richmond near Vancouver.

PULP MILLS

The Company owns and operates an NBSK pulp mill on the mainland of British Columbia near Squamish and a dissolving sulphite pulp mill near Port Alice on Vancouver Island. In addition to the property listed above, the repayment of the 1999

Notes is also secured by a first priority lien on the Squamish NBSK pulp mill. Both mills are located on the coast with easy access to water transportation. Fibre for the Squamish pulp mill comes from wood chips produced by the Company's sawmills and log merchandiser while Port Alice processes pulp logs through its own wood room.

The Squamish NBSK pulp mill has an annual production capacity of 275,000 ADMT and is located approximately 65 kilometres north of Vancouver. The mill has a high quality water supply, access to a natural gas pipeline, close proximity to sources of raw materials, major storage and shipping terminals, and access via ferry to Squamish and then by road to Vancouver. The Squamish pulp mill employs 310 people and is situated on land owned by the Company. The water lot necessary to operate the mill is leased from the Province of British Columbia.

NBSK pulp is a long-fibred northern softwood pulp manufactured from primarily a mixture of hemlock, balsam, fir and cedar wood chips and is noted for its strength, whiteness and absorption properties. NBSK pulp is used to produce a variety of products, including lightweight publication grades of paper, tissues and hygiene products.

In the last five years, approximately $8.7 million has been expended at the Squamish pulp mill to improve production efficiency and provide environmental enhancements.

In December, 2000, a chip screening facility was completed at the Squamish pulp mill which reduced costs, improved productivity and product quality. The Squamish pulp mill received its official ISO 9001 registration in May 1993 and ISO 14001 registration in May, 1999.

The Port Alice dissolving sulphite pulp mill is the only producer of dissolving sulphite pulp in British Columbia and one of only three dissolving sulphite pulp mills in Canada. The mill has an annual production capacity of 160,000 ADMT and is located near Port Alice, a village of approximately 900 people in the northwest corner of Vancouver Island. The mill employs 345 people and is situated on land owned by the Company. The water lot necessary to operate the mill is leased from the Province of British Columbia.

The Company recently commenced a legal action against the Province in which it claims that the Province breached its obligation to provide fibre supply on an annual basis to the Port Alice mill. Based on the government's commitment to provide the fibre supply, the Company undertook significant expenditures in respect of environmental upgrades at the Port Alice mill. Documents have been exchanged between the parties. The Province's application to dismiss the claim failed. As of the date hereof, a trial date has been set for September, 2005.

Dissolving sulphite pulp is a long-fibred pulp manufactured by an acid cooking process from primarily hemlock and is noted for its chemical properties. The dissolving sulphite pulp produced at the Port Alice pulp mill is used to make such products as garments, artificial silk, plastics, lacquers, cosmetics and pharmaceuticals. The mill also produces paper grade sulphite pulp when warranted by market conditions.

The Port Alice pulp mill received its official ISO 14001 registration in January, 2001 and the Canadian Standards Association Sustainable Forest Management Chain of Custody (product labelling) in December, 2001.

The proposed Unsecured Noteholder Committee's Plan presented to the Company in April, 2004, contemplates a permanent shutdown of the Port Alice pulp mill based on its belief that the pulp mill is not economically viable and should not be part of the Doman corporate group when it emerges from CCAA protection. As noted above, on April 6, 2004 the Court ordered the shutdown of the Port Alice pulp mill effective at the end of the production run on May 11, 2004. The order does not prevent the Company from seeking purchasers for the Port Alice pulp mill and the Company's efforts to identify a purchaser for Port Alice are continuing. In the event that no purchaser is found and Port Alice is permanently closed, the Company may be required to dismantle the plant and equipment at Port Alice and decommission the site.

The Company's annual pulp production capacity and actual pulp production for each of its pulp mills for each of the last five years are set out in the following table:

                                                                                         PULP PRODUCTION
                                                                   -------------------------------------------------------
                                              ANNUAL PULP                            YEARS ENDED DECEMBER 31,
                                              PRODUCTION           -------------------------------------------------------
                                              CAPACITY(1)          2003         2002         2001         2000        1999
                                            ---------------        ----         ----         ----         ----        ----
                                                                                       (THOUSANDS OF ADMT)
PULP MILLS
  Squamish........................               275                  253          204          164         266        264
  Port Alice......................               160                   55           54          117         159         97
                                                 ---                  ---          ---          ---         ---        ---
                                                 435                  308          258          281         425        361
                                                 ===                  ===          ===          ===         ===        ===

------------------
(1) Capacity is stated as at December 31, 2003 on a three shifts per day, 340 days per year basis.

The Company commenced an action against the Provincial Government alleging that the Company has suffered harm as a consequence of the assistance package provided to Skeena Cellulose pulp mill by the Province. The Crown has provided responses to interrogatories and the Company has answered demands for particulars. As of the date hereof, no trial date has been set.

SALES, MARKETING AND DISTRIBUTION

The Company produces and markets upper grades and commodity grades of lumber and various grades of NBSK and dissolving and paper grade sulphite pulp, which are sold in approximately 30 countries worldwide. The Company's lumber products are marketed and sold in North America by a separate sales and marketing division that primarily sells the Company's lumber products directly to wholesale lumber distributors and also sells a minor amount through agents. Direct liaison with the consumers of its lumber products provides the Company with the ability to react quickly to changes in market conditions and customer requirements and achieve lower selling costs. The Company adjusts its sawmill processing programs in order to customize products to meet the specific requirements of its customers.

The lumber produced by the Nanaimo and Saltair sawmills is targeted primarily for the Japanese market. Most products are sold green; however, certain specialty products require kiln-drying. The Company offers a complete line of traditional components for the Japanese market. The Company's focus in Europe is kiln-dried, high-grade specialty products used predominantly in Germany, Italy and the United Kingdom.

The Company's NBSK pulp is a commodity product, and sales are handled by the Company's pulp sales division and by agents. NBSK pulp is sold primarily to paper producers and tissue manufacturers. Sales of dissolving sulphite pulp are conducted by the Company's pulp sales division and are generally made directly to end users. These purchasers often send their own technical experts to the Port Alice pulp mill to customize the dissolving sulphite pulp to their particular specifications.

The distribution of the Company's sales by geographic area and by product line for each of the last five years is set out in the following table:

                                                                   YEARS ENDED DECEMBER 31,
                                       --------------------------------------------------------------------------
                                          2003            2002            2001             2000            1999
                                       ---------       ---------       ---------        ---------       ---------
                                                                (THOUSANDS OF DOLLARS)
SALES BY GEOGRAPHIC AREA
   Canada...........................   $ 151,452       $ 175,180       $ 214,986        $ 228,382       $ 175,884
   U.S..............................     170,777         204,932         230,333          241,006         324,057
   Asia.............................     175,495         184,728         221,521          344,069         271,354
   Europe...........................      80,113          62,438          89,433          127,505          95,199
   Other............................      11,178           7,656          13,704           14,442           7,142
                                       ---------       ---------       ---------        ---------       ---------
                                       $ 589,015       $ 634,934       $ 769,977        $ 955,404       $ 873,636
                                       =========       =========       =========        =========       =========

SALES BY PRODUCT LINE
   Lumber...........................   $ 260,486       $ 320,875       $ 354,702        $ 417,912       $ 498,341
   Pulp.............................     200,049         171,207         237,940          381,517         262,088
   Logs.............................     106,480         123,280         156,515          126,337          93,602
   Sawmill by-products..............      22,000          19,572          20,820           29,638          19,605
                                       ---------       ---------       ---------        ---------       ---------
                                       $ 589,015       $ 634,934       $ 769,977        $ 955,404       $ 873,636
                                       =========       =========       =========        =========       =========

SOLID WOOD SEGMENT
   Lumber
     Canada.........................   $  22,879       $  31,832       $  35,690        $  63,497       $  60,331
     U.S............................     149,563         187,156         218,261          228,626         309,636
     Asia...........................      68,367          84,207          86,830          104,701         102,721
     Europe.........................      17,331          15,410          13,921           21,088          25,653
     Other..........................       2,346           2,270              --               --              --
                                       ---------       ---------       ---------        ---------       ---------
                                         260,486         320,875         354,702          417,912         498,341
                                       ---------       ---------       ---------        ---------       ---------

   Logs
     Canada.........................     106,480         123,280         156,515          126,337          93,602
                                       ---------       ---------       ---------        ---------       ---------
   Sawmill by-products
     Canada.........................      22,000          19,572          20,820           29,638          19,605
                                       ---------       ---------       ---------        ---------       ---------
Total solid wood segment............   $ 388,966       $ 463,727       $ 532,037        $ 573,887       $ 611,548
                                       =========       =========       =========        =========       =========

PULP SEGMENT
   Canada...........................   $      93       $     496       $   1,961        $   8,910       $   2,346
   U.S..............................      21,214          17,776          12,072           12,380          14,421
   Asia.............................     107,128         100,521         134,691          239,368         168,633
   Europe...........................      62,782          47,028          75,512          106,417          69,546
   Other............................       8,832           5,386          13,704           14,442           7,142
                                       ---------       ---------       ---------        ---------       ---------
Total pulp segment..................   $ 200,049       $ 171,207       $ 237,940        $ 381,517       $ 262,088
                                       =========       =========       =========        =========       =========


The following two charts illustrate the geographic distribution of the Company's sales for each of the last two years:

YEAR ENDED DECEMBER 31,2003

[PIE CHART]

OTHER            2%
CANADA          26%
U.S.            29%
EUROPE          13%
ASIA            30%

YEAR ENDED DECEMBER 31,2002

[PIE CHART]

OTHER            1%
CANADA          28%
U.S.            32%
EUROPE          10%
ASIA            29%

In 2003 and 2002, pulp sales to Asia represented approximately 54% and 59%, respectively, of the Company's total pulp segment sales. Lumber sales to the U.S. in 2003 and 2002 represented approximately 38% and 40%, respectively, of the Company's total solid wood segment sales. No single customer accounted for 10% or more of sales in 2003.

Lumber from the Company's sawmills is delivered to market by ocean-going vessel and barge, and by rail and truck. Pulp from the Company's pulp mills is shipped by ocean-going vessel and barge.

Lumber shipments and sales into North American lumber markets occur primarily during the period from mid-March to mid-September of each year, coinciding with the preferred weather for housing construction. Other export markets for the solid wood segment do not have a pronounced seasonal pattern. Pulp shipments and sales are not seasonal in nature.

COMPETITION

The Company competes on both a domestic and international level with a large number of forest products firms, ranging from very large integrated firms to smaller specialty firms. Many of these competitors have substantially greater financial and operating resources than the Company. The Company also competes indirectly with firms that manufacture substitutes for solid wood products, including non-wood and engineered wood products. The markets for pulp and lumber are highly competitive and sensitive to cyclical changes in industry capacity and the economy, both domestically and internationally. Changes in the level of competition, industry capacity and the global economy have a significant impact on the Company's selling prices and overall profitability. The Company's competitive position is influenced by the availability, quality and cost of fibre, energy and labour, and its plant efficiencies and productivity in relation to its competitors.

A number of forest policy changes have been announced and implemented by the Provincial Government. See "Business of the Company - Recent Legislation Amendments and Other Forest Policy Initiatives". Greater ability to acquire new tenure has been balanced by a requirement for a "competition" test to ensure that markets for logs or chips are not detrimentally affected. As the regulation to determine the competition test has not been prescribed, the impact cannot be determined at this point in time.

The Company's competitive position has also been affected by countervailing duties and anti-dumping rates imposed by the government of the United States on shipments of softwood lumber into the United States from Canada. See "Business of the Company - Softwood Lumber Dispute".

ENVIRONMENT

ENVIRONMENTAL POLICY

The Company is committed to the protection of the environment and works with government and other stakeholders to identify and address issues of environmental concern in all aspects of its business. The Company's operations are subject to a wide array of federal, provincial and local environmental legislation regulating water, land and air discharges and solid and hazardous waste management, disposal, transportation and remediation. To oversee and co-ordinate Company-wide efforts to comply with such legislation, the Company has established an Environmental Risk and Public Policy Committee of the Board of Directors and implemented a reporting system that is designed to monitor environmental compliance with regulatory requirements, identify environmental issues and communicate them to all levels of management and operations. In conducting its operations, the Company attempts to minimize environmental impact through sound forestry and environmental management practices that meet or exceed government standards and adheres to an environmental policy based on the following:

- Assessing and evaluating environmental risk on an ongoing basis in order to set environmental objectives and targets as well as proper operational control;

- Allocating sufficient resources to ensure continuing compliance with environmental responsibilities;

-     Meeting or surpassing all applicable environmental regulations;

- Establishing internal and external auditing and reporting procedures necessary to monitor environmental performance, continually improving environmental practices and the prevention of pollution; and

- Promoting environmental awareness among its staff, employees and contractors and communicating its environmental performance, both internally and to the public.

ENVIRONMENTAL MANAGEMENT

The Company has established an Environmental Management System (EMS) for its forest operations, sawmills and pulp mills. Through third party audits by the Quality Management Institute (QMI), as well as internal audits, it has confirmed that the EMS remains in conformance with the ISO 14001 standard. These audits provide important feedback to senior management to ensure staff, employees and contractors conduct their activities in compliance with the legislation and regulations relevant to the forest products industry. Through the use of such documents as Standard Operating Procedures and Emergency Responses Plans, and processes such as Management Review and Corrective/Preventative Action Requests, the Company is assured that the Corporate Environmental Policy is adhered to.

As of the date hereof, the Company's solid wood segment is in substantial compliance with all applicable environmental legislation.

As of the date hereof, the Port Alice dissolving sulphite pulp mill is also in substantial compliance with applicable environmental legislation. The Company was charged pursuant to the Waste Management Act (British Columbia) on December 5, 2001, for a chlorine discharge on February 20, 2000, and on May 2, 2002 for a pH permit excedance relating to the mill effluent on June 16 and 17, 2000. The Company pleaded guilty to both charges on January 8, 2003 and paid a nominal fine and contributions to the Habitat Conservation Trust Fund totalling $80,000.

As of the date hereof, environmental performance at the Squamish kraft mill is substantially in compliance with the requirements of applicable environmental legislation, except for particulate emissions from the power boiler when burning certain types of hog fuel. In an effort to improve combustion efficiency, and reduce particulate and dioxin/furan emissions the following steps have been taken or are proposed:

      (a)   Installed and started operation of a hog press in December 2003;

      (b) Waste activated sludge was re-routed to the recovery boiler to off load the power boiler in October 2003;

      (c) Installation of a hearth burner is scheduled for the next maintenance shut down;

      (d) Installation of a carbon monoxide analyzer for combustion control is proposed.

Power boiler dioxin/furan testing at both the Port Alice and Squamish mills meet the Canada Wide Standard (CWS) requirement of 0.5 ng/m(3) TEQ. After review of a three year study, the B.C. Ministry of Water, Land and Air Protection has recommended that there be no further reduction in the standard. The standard will be reviewed again in three years.

With respect to the pulp and paper industry, both the Federal Government and Provincial Government generally agree that effluent discharges are acceptable and that further work is not anticipated at this time. However, the governments are now focussing their attention on air issues. The Federal Government is identifying "criteria air contaminants" ("CACs") for which CACs limits will be established. Included in the CACs are sulphur dioxide, and particulate matter. Implementation and enforcement of the standard by government agencies is unclear at this time, therefore it is not known what the impact will be on the mills. In addition, the Federal Government's primary initiative with respect to air quality improvement is the reduction of greenhouse gas emissions (Kyoto Protocol). Negotiations are in progress to determine the forest industry allocation with respect to greenhouse gas reduction requirements. Once this has been determined reduction requirements for individual operations can be assigned. Therefore, at this time the Company cannot assess the costs of complying with these requirements.

The Contaminated Sites Regulation under the Waste Management Act (British Columbia) governs the remediation of any site found to be contaminated, meaning that it exceeds prescribed levels of certain classes of substances. Under the current regulation, the Provincial Government can order an owner or operator to complete an investigation of a site if the government reasonably expects the site to be contaminated. If the site is contaminated, any current or previous owner of the site may be required to remediate the site under government supervision. In May 2002, the Provincial Government appointed an advisory panel to review the Contaminated Sites Regulation. The direction provided to the panel was that government resources be focussed on sites that pose a high risk to the environment. Several key conclusions were presented by the panel including:

      (a) Ministry involvement would only be required when there is significant effect on human health or the environment.

      (b) Sites would be assigned a level of risk, and only those with a high risk will require remediation.

      (c) Assessment of the potential for the property to be a contaminated site would be required when the existing use of the property is going to be changed.

The Minister of Water, Lands, and Air Protection is currently undertaking a major rewrite of the Contaminated Sites Regulation based on the recommendations provided by the advisory panel. The requirements of the new Contaminated Site Regulation are not known at this time. Therefore the Company cannot assess the magnitude of costs it may be required to incur in order to comply with this new legislation if a site for which it is responsible is found to be contaminated.

Forest certification is a worldwide initiative that provides independent third party assessments of sustainable forest management practices by forest products producers. It is voluntary and involves a systematic verification and assessment process against a set of criteria and elements. The most broadly accepted Canadian forest values generated to date are embodied in the Canadian Council of Forest Ministers (CCFM) SFM criteria and elements. The CCFM SFM criteria and elements are fully consistent with those of the Montreal and Helsinki processes, which are both recognized by governments around the world.

The requirements of the Canadian Standards Association (CSA) Z809 Standard are defined by the CCFM SFM criteria. In this Standard, use of the CCFM SFM criteria and elements as a framework for value identification provides vital links between local level SFM and national and provincial-scale forest policy, as well as a strong measure of consistency in identification of local forest values across Canada.

The Company's Northern Vancouver Island Region was certified to the CSA-Z809 1996 Standard in late 2001. Complementary CSA Chain of Custody certifications were received for the Company's Port Alice pulp mill, Duke Point Sawmill, Silvertree-Vancouver Division Sawmill and Chemainus Value Added Division. Chain of Custody grants these facilities the right to apply the CSA product label and ensures customers that these products originate from substainably managed forests.

Positioning the Company's operations to address customer needs will drive future certification initiatives. Management systems and Chain of Custody documents continue to be developed for the remaining facilities on an as needed basis. In January 2004 the Squamish pulp mill achieved the Nordic Swan eco-label standard.

Certified Company forest, solid wood operations and associated pulp manufacturing facilities are summarized as follows:

Forest Operations

- ISO 14001 Environmental Management System Certification of all forest operations (April 2000, re-registration April 2003)

- CSA Z809-1996 Sustainable Forest Management Certification of North Vancouver Island Region (November 2001)

- CSA plus 1163 Chain of Custody Certification for North Vancouver Island region (November 2001, re-qualified August 2002)

Solid Wood Manufacturing

- CSA Plus 1163 Chain of Custody Certification for Duke Point (January 2002) and Silvertree-Vancouver Division (February 2003)

Value Added Facilities

- CSA Plus 1163 Chain of Custody Certification for Chemainus Processing Division (February 2002, re-qualified March, 2003)

- ISO 14001 Environmental Certification for Chemainus Processing Division (February 2002)

Pulp Mill - Squamish

-     ISO 9001-2000 Quality Assurance Certification (1993, re-registration 2003)

- ISO 14001 Environmental Management System Certification (May 1999, re-registration May 2002)

Pulp Mill - Port Alice

-     ISO 9001-2000 Quality Assurance Certification (1994, re-registration 2003)

- ISO 14001 Environmental Management System Certification (January 2001, re-registration January 2004)

- CSA Plus 1163 Chain of Custody Certification (December 2001, re-qualified February 2003)

In addition to regular environmental programs, the Company has been active with other non-core business related environmental initiatives. Five salmon hatcheries supported in whole or in part by the Company released more than 1 million salmon fry in 2003. The Company also actively participates in the BC Hydro Power Smart Program.

FIRST NATIONS ISSUES

First Nations have claimed aboriginal title and other rights to a substantial portion of British Columbia including areas where the Company's timber tenures and operations are situated. The Supreme Court of Canada has held that aboriginal groups may have a spectrum of aboriginal rights in lands that have been traditionally used or occupied by their ancestors; however, such rights or title are not absolute and may be infringed upon by government in furtherance of a valid legislative objectives, including forestry, subject to meeting a justification test and being consistent with the honour of the Crown. The effect on any particular lands will not be determinable until the exact nature of historical use, occupancy and rights in any particular piece of property have been clarified.

To resolve outstanding claims, the governments of Canada and British Columbia in 1992 instituted a tripartite treaty negotiation process with the First Nations Summit, representing the majority of the First Nations in British Columbia. As at December 31, 2003, 55 British Columbia First Nations were involved in the treaty process. Approximately 23 of the 36 First Nations with traditional territories covering the Company's timber tenures were engaged in this treaty process. Some groups have commenced litigation to pursue their claims. Subsequent to filing of the CCAA one First Nation, being the Quatsino First Nation of the Kwakiutl Nation ("Quatsino"), commenced action against a Company subsidiary, Western Forest Products Ltd. ("WFP") and a number of other forest companies and claiming in respect of WFP for declaratory relief as to aboriginal title as to certain licenced tenures of WFP and general unspecified damages and compensation for use of forest lands and trees. Pursuant to a negotiated Court Order dated January 23, 2004 the Quatsino were permitted to and did file a Proof of Claim in respect of claims that were capable of compromise under the CCAA. These compromised claims included monetary claims or debt claims that the Quatsino might have as against WFP, but did not include claims as to aboriginal title or claims in rem which are not capable of compromise under the CCAA. As a stated effort to facilitate the reorganization of the Company and WFP the Proof of Claim of the Quatsino was valued by them at $1.00 and it was accepted by the Company in such amount. Thus all claims of the Quatsino capable of compromise under the CCAA are valued at $1.00 and they will received dividends on that amount under the Plan filed under the CCAA. Aboriginal title claims of the Quatsino are not affected by the Plan filed under the CCAA.

Current Provincial Government policy requires that forest management and operating plans take into account and not infringe upon aboriginal rights and provide for consultation with aboriginal groups. This policy is reflected in the terms of the Company's timber tenures, which provide that the Ministry of Forests may refuse to issue cutting permits in respect of a timber tenure if it is determined that the forestry operation would interfere with aboriginal rights. First Nations have, at times, sought to restrict the Provincial Government from granting or renewing forest tenures and other operating authorizations without their consent if the tenures affect lands claimed by them. In 2003, the Provincial Government updated its policy on aboriginal rights and title with respect to consultation and accommodation responsibilities. The Company continues to believe that the fostering of mutually beneficial business relationships with First Nations will facilitate these consultations and accommodation processes. The Company has continued to develop working relationships with many First Nations and has entered into timber harvesting, silviculture, planning and other capacity building arrangements.

The issues surrounding aboriginal title and rights are not likely to be resolved by the Provincial Government in the near future. The Company is committed to working with both the Provincial Government and First Nations to resolve the issues.

CAPITAL EXPENDITURES

The Company's capital expenditures in 2003 totalled $29.2 million, of which $28.5 million was expended in the solid wood segment and $0.7 million was expended in the pulp segment. Approximately $26.3 million of the solid wood capital expenditures was for logging roads, timber development and logging equipment.

The following table summarizes the capital expenditures of the Company's two business segments for each of the last five years:

                                  FIVE YEARS ENDED                              YEARS ENDED DECEMBER 31,
                                      DECEMBER             -----------------------------------------------------------------
                                      31, 2003             2003          2002            2001            2000          1999
                                  ----------------         ----          -----           ----           -----          -----
                                                                                 (millions of dollars)
Solid wood segment.........           $168.4               28.5          $29.8           $42.9          $33.9          $33.3
Pulp segment...............             11.5                0.7           (0.2)            0.7            8.4            1.9
                                      ------               ----          -----           -----          -----          -----
                                      $179.9               29.2          $29.6           $43.6          $42.3          $35.2
                                      ======               ====          =====           =====          =====          =====


SOFTWOOD LUMBER DISPUTE

On March 22, 2002 and further adjusted on April 25, 2002, the U.S. Department of Commerce ("USDOC") issued its final determination in the countervailing and antidumping investigations. The USDOC's final determination in the countervailing investigation resulted in a duty rate of 18.79% to be posted by cash deposits from May 22, 2002, the effective date of the Final Order. The USDOC's final determination in the antidumping investigation resulted in company specific duty rates ranging from 2.18% to 12.44% on the six companies investigated and an "all other rate" of 8.43% for all other companies, including the Company. On May 16, 2002, the U.S. International Trade Commission published its final written determination on injury and stated that Canadian softwood lumber threatens material injury to the U.S. industry. As a result, effective from the Final Order date, cash deposits are required for shipments at the rates determined by the USDOC. All prior bonds or cash deposits posted prior to May 22, 2002 were refunded.

The Canadian government and Canadian lumber companies affected by the softwood lumber duties initiated challenges of such duties under the provisions of the North American Free Trade Agreement ("NAFTA") and before the World Trade Organization (the "WTO").

On January 12, 2004, the USDOC submitted a revised countervailing duty calculation to the NAFTA Panel. In response to the NAFTA Panel's prior directive not to measure the countervailing duty using U.S. timber prices as the benchmark, the USDOC changed its calculation method to use prices of imported and domestic logs. This change resulted in a reduction in the countervailing duty to 13.24% from 18.79%. However, the rate that is charged on Canadian imports of lumber to the U.S. is not likely to be changed until the NAFTA panel process is exhausted, which is not expected to be completed until December, 2004. On January 19, 2004, the WTO Appellate Body released its ruling on the U.S. and Canadian appeals, which was the final step in the WTO appeal process for the countervailing duty dispute. The WTO Appellate Body ruled that the USDOC may use a benchmark other than private prices in the country being investigated in very limited circumstances, but stated that if the U.S. is going to use a benchmark other than private prices in Canada, it is obligated to ensure that the alternative benchmark it uses relates to prevailing market conditions in Canada.

Despite the rulings from the NAFTA and WTO proceedings thus far, the Company is at present unable to predict the ultimate effect of the challenges, or if and when the outstanding softwood lumber issues will be settled. The final amount of countervailing and antidumping duties that may be assessed on Canadian softwood lumber exports to the U.S. cannot be determined at this time and will depend on the outcome of the various challenges and appeals of the final determinations to any reviewing courts, NAFTA or WTO panels or on a negotiated settlement Accordingly, the US countervailing and anti-dumping duties have, and are expected to continue to have, a material adverse impact on the ability of the Company to market its softwood lumber in the U.S. In addition, the actual duty amounts will likely be based on rates established by an administrative review process completed by the USDOC.

The Company has recorded countervailing and antidumping duties at 27.22% totalling $36.1 million (2002 - $22.3 million) for the year ended December 31, 2003. These amounts have been recorded as a reduction of sales revenue. Cumulative duties from May 22, 2002, when cash deposits were made necessary for shipments of Canadian lumber into the U.S., until December 31,2003 total $58.4 million. For the year ended December 31, 2002, the Company recorded the deposits refunded relating to 2001 sales in the amount of $12.4 million as an increase in sales revenue for 2002. Any further adjustments resulting from a change in the countervailing and antidumping duty rates will be made prospectively.

HUMAN RESOURCES

The Company has approximately 2,400 employees. The majority of the Company's hourly paid workers in its solid wood segment are represented by the Industrial, Wood & Allied Workers of Canada (the "IWA"). The Company is a member of Forest Industrial Relations Limited, which represents forestry companies in the coastal region of the Province of British

Columbia in their negotiations with the IWA. The previous labour agreement expired in June, 2003 and the Provincial Government has introduced legislation appointing a mediator/arbitrator to establish a new agreement.

The majority of the Company's hourly workers in the pulp segment are represented by either the Communications, Energy and Paperworkers Union of Canada ("CEP") or the Pulp, Paper and Woodworkers Union of Canada ("PPWC"). In April 2003, the Company signed a five year collective agreement with the PPWC. The CEP collective agreements expired in April, 2003. An agreement in principle was negotiated in November, 2003 with the CEP but not finalized. The future of the Port Alice pulp mill is closely tied to the outcome of the Company's restructuring process under CCAA. (See "General Development of Business - CCAA Proceedings".)

RESEARCH AND DEVELOPMENT

The Company has in-house laboratories and testing facilities for its pulp segment and also uses the services and technical expertise of independent laboratories. Research and development in the solid wood segment is conducted primarily by the Company's employees at the Company's Saanich Forestry Centre (the "Centre") on Vancouver Island and at its Port McNeill forest operations. The Centre is located north of Victoria, British Columbia and was founded in 1964.

The Centre has seed orchards, a seedling nursery with an annual capacity of approximately 3 million seedlings, and a laboratory that provides technical support to maintain seed and seedling quality. The Centre provides the Company with the ability to select and breed trees with superior growth and form that will improve the quality and quantity of timber produced over time. The Centre's nine seed orchards occupy 15 hectares and produce Douglas fir, western hemlock, western red cedar and Sitka spruce seed with improved properties. Yellow cedar hedges are also maintained for the production of improved cutting material. The nursery supplies the Company's requirements for most species of seedlings. The Company spent approximately $430,000 on research and development in 2003.

                   SELECTED CONSOLIDATED FINANCIAL INFORMATION

The following table is a summary of selected financial information concerning the Company for each of the last five years:

                                                              YEARS ENDED DECEMBER 31,
                                     -----------------------------------------------------------------------
                                        2003           2002           2001           2000           1999
                                     -----------    -----------    -----------    -----------    -----------
                                                   (thousands of dollars except per share amounts)
OPERATING RESULTS
  Sales ..........................   $   589,015    $   634,934    $   769,977    $   955,404    $   873,636
  Operating earnings (loss) before
    interest expense .............       (85,511)       (62,557)      (347,107)        81,239         26,048
  Interest income (expense)(3) ...        88,331        (97,754)      (173,362)      (142,834)       (42,589)
  Operating loss .................         2,820       (160,311)      (520,469)       (61,595)       (16,541)
  Other income (expense) .........        (5,590)        (2,984)        14,399          3,787         (1,966)
  Net loss .......................        (3,804)      (164,105)      (412,854)       (39,750)       (15,140)
FINANCIAL POSITION
  Working capital ................      (720,928)       149,074        232,161        395,057        378,347
  Total assets ...................       749,052        843,926        974,532      1,473,534      1,504,695
  Long-term debt .................       162,063      1,061,725      1,071,954      1,050,400      1,024,743
SHAREHOLDERS' EQUITY
  Preferred shareholders .........        64,076         64,076         64,076         64,076         64,076
  Equity shareholders (1) ........      (483,401)      (479,597)      (304,940)       107,914        137,099
  Net loss per Equity Share (2)
    Basic ........................         (0.20)         (3.97)         (9.82)         (1.04)         (0.45)
    Diluted ......................         (0.20)         (3.97)         (9.82)         (1.04)         (0.45)
DIVIDENDS PER EQUITY
Share Cash .......................                           --             --             --             --

-----------
(1)   Before accrued dividends on preferred shares.

(2) After giving retroactive effect to stock dividends and after provision for dividends on preferred shares.

(3) Including foreign exchange gains and losses on translation of long-term debt.

                                    DIVIDENDS

The payment of dividends on the Equity Shares is at the discretion of the Board and depends on the financial condition of the Company, the need to finance capital expenditures, financial covenants in credit agreements and other factors the Board may consider appropriate. The quarterly cash dividends on the Equity Shares were suspended in the third quarter of 1996 by the Board in order to preserve cash.

The following table shows the dividends paid per share by the Company in each of the last five years:

                                                                                     YEARS ENDED DECEMBER 31,
                                                                   -------------------------------------------------------
                                                                   2003         2002        2001         2000         1999
                                                                   ----         ----        ----         ----         ----
Class A Preferred Shares, Series 4 ..................               --           --          --           --           --
Class A Common Shares ...............................               --           --          --           --           --
Non-Voting Shares....................................               --           --          --           --           --

The Company's Class A Preferred Shares, Series 4 are entitled to dividends in priority to the payment of dividends on the other classes of shares. As of April 16, 2004, 1,281,526 Class A Preferred Shares, Series 4 were outstanding and entitled to cumulative variable dividends. The dividend rate on the Class A Preferred Shares, Series 4 is 6% or $3.8 million per annum until January 31, 2004. Thereafter, the dividend rate will be the greater of: (i) 6%; and (ii) one-half of bank prime rate plus 1%. The Company has deferred dividend payments on the Class A Preferred Shares, Series 4 since December, 1998.

The Noteholder Agreements each contain covenants limiting certain Restricted Payments (as defined in the Noteholder Agreements), including the payment of dividends on Equity Shares (other than stock dividends). The Noteholder Agreements provide, among other things, that the Company will not make a Restricted Payment unless: (i) no default has occurred and is continuing; (ii) the Company meets the fixed charge coverage ratios in the Noteholder Agreements; and (iii) such Restricted Payment along with all other Restricted Payments is less than the aggregate amount of Restricted Payments permitted pursuant to a ratio as set forth in the Noteholder Agreements.

                             DIRECTORS AND OFFICERS

The names and municipalities of residence, offices held within the Company and principal occupations of the directors and officers of the Company (the information concerning the respective directors has been furnished by each of them) are as follows:

NAME AND ADDRESS                       PRINCIPAL OCCUPATIONS IN THE LAST 5 YEARS                            DIRECTOR SINCE
-----------------                      -----------------------------------------                            --------------
HARBANSE S. DOMAN ...................  Chairman of the Board of the Company; formerly President and          1955-99, 2000
Duncan, B.C.                           Chief Executive Officer of the Company (1)

JASPAUL H. DOMAN (2).................  President and Chief Executive Officer of the Company; formerly            1988
Cowichan Valley                        Manager, North American Lumber Sales of the Company (3)
Regional District, B.C.

WILLIAM E. AZIZ(4)(6)(7)............   Managing Partner, Blue Tree Advisors                                      2003
Oakville, ON

JACOB BROUWER(4)(5)(6)(7)...........   Chairman of Brouwer Claims Canada & Co. Ltd.                              1985
West Vancouver, B.C.

IAN DANVERS(4)(6)(7)(8)..............  President, Camelback Travel Centre                                   1964-1983, 2002
Maricopa County, Phoenix, Arizona,
U.S.A.

ROGER STANYER (2)(5)(7)..............  Consultant; formerly Chairman and Chief Executive Officer of              2001
North Cowichan, B.C.                   Forest Renewal B.C.

PHILIP G. HOSIER ....................  Vice-President, Finance of the Company; Chief Financial Officer            N/A
Vancouver, B.C.                        of WFPL

RAMESH V. MANIAR ....................  Treasurer of the Company                                                   N/A
Vancouver, B.C.

MORRIS MANDZIUK .....................  Assistant Treasurer of the Company                                         N/A
Chemainus, B.C.

NAME AND ADDRESS                       PRINCIPAL OCCUPATIONS IN THE LAST 5 YEARS                            DIRECTOR SINCE
-----------------                      -----------------------------------------                            --------------
STEPHEN WARD ........................  Controller and Director of Internal Audit of the Company;                  N/A
Victoria, B.C.                         formerly Project Manager, Internal Audit Branch Office of the
                                       Comptroller General

--------------------
(1) H.S. Doman resigned as President and Chief Executive Officer of the Company and was appointed Chairman of the Board of the Company in February, 2001. He is subject to an enforcement order dated October 14, 1999 issued by the British Columbia Securities Commission ("BCSC") which, among other things, provides that certain exemptions under securities legislation are not available to him until October 25, 2009, prohibits him from acting as a director or officer of a reporting issuer other than the Company until October 25, 2009, and requires him to pay the BCSC certain fees and charges incurred by the BCSC relating to the hearing.

(2)   Member of the Industrial Relations Committee.

(3) J. H. Doman was appointed President and Chief Executive Officer in February, 2001. Pursuant to a letter of resignation dated September 28, 2000, and a memo dated December 5, 2000, both addressed to the President and CEO and the Company's attorney, J.H. Doman advises he resigned as director until February 2001.

(4)   Member of the Audit Committee.

(5)   Member of the Environmental, Risk and Public Policy Committee.

(6)   Member of the Governance and Compensation Committee.

(7) Member of the Special Committee of the Board constituted in connection with the restructuring of the Company.

(8) I. Danvers is the owner of a small travel agency, Camelback Travel Centre, which was subject to Chapter 11 proceedings in the U.S. in 2003 due to a lawsuit. The lawsuit settled and the travel agency came out of Chapter 11 proceedings in December 2003.

(9) J. R. Frumento was President of the Company from October, 1999 until June, 2000.

As at April 16, 2004, 3,150 Class A Common Shares or less than 1% of the Class A Common Shares outstanding were beneficially owned, directly or indirectly, or control or direction was exercised over those shares, by the directors and senior officers of the Company as a group, excluding H.S. Doman. H.S. Doman, beneficially owned, directly or indirectly, 3,416,248 Class A Common Shares or approximately 71.5% of the Class A Common Shares outstanding as at April 16, 2004.

Each director is elected to hold office until the next annual meeting of the Company or until his successor is elected or appointed, unless his office is earlier vacated in accordance with either the By-laws of the Company or the provisions of the relevant legislation. The Company does not have an executive committee of directors.

                              MARKET FOR SECURITIES

The Equity Shares are listed for trading on The Toronto Stock Exchange.

                                                               STOCK
                                                               SYMBOL
                                                               ------
Class A Common Shares ...............................          DOM.A
Non-Voting Shares....................................          DOM.B

The Non-Voting Shares have "coat-tail" provisions attached to them as set out in the Articles of the Company. Under the "coat-tail" provisions, each Non-Voting Share will be deemed to be a Class A Common Share if an offer to purchase (an "Offer") is made to all or substantially all of the holders of Class A Common Shares. The deemed conversion will not occur, however, if, in general terms: (i) less than 50% of the outstanding Class A Common Shares are tendered in acceptance of the Offer; or (ii) H.S. Doman, his children, grandchildren and other descendants, and certain companies and trusts holding Class A Common Shares on their behalf, hold at least 20% of the outstanding Class A Common Shares, and H.S. Doman (or his estate) certifies that he will not accept the Offer. The deemed conversion will also not occur if, at the time of the Offer, an offer on the same terms and conditions is made to substantially all of the holders of the Non-Voting Shares. While these "coat-tail" provisions are designed to provide the holders of the Non-Voting Shares with the right to participate in an Offer subject to the foregoing exceptions, there may be circumstances in which effective control of the Company could be acquired by a third party without the "coat-tail" provisions becoming operative by their terms.

          MANAGEMENT'S DISCUSSION AND ANALYSIS AND FINANCIAL STATEMENTS

The Company's Management's Discussion and Analysis ("MD&A") and the audited comparative financial statements ("Financial Statements") of the Company for the year ended December 31, 2003 are incorporated herein by this reference. The MD&A and Financial Statements are available on SEDAR at www.sedar.com under the Company's name, Doman Industries Limited.

                INFORMATION CONCERNING FORWARD-LOOKING STATEMENTS

This Annual Information Form contains statements which constitute forward-looking statements within the meaning of the United States Securities Exchange Act of 1934. Those statements appear in a number of places in this document and include statements regarding the intent, belief or current expectations of the Company, its directors or its officers primarily with respect to market and general economic conditions, future costs, expenditures, available harvest levels and future operating performance of the Company. Such statements may be indicated by words such as "estimate", "expect", "intend", "the Company believes", and similar words and phrases. Readers are cautioned that any such forward-looking statements are not guarantees and may involve risks and uncertainties, and that actual results may differ from those in the forward-looking statements as a result of various factors, including general economic and business conditions, changes in government regulation, fluctuations in demand and supply for the Company's products, industry production levels, the ability of the Company to emerge from the CCAA proceedings and execute its business plan and misjudgments in the course of preparing forward-looking statements. The information contained in this Annual Information Form, including, without limitation, the information set forth under the heading "Business of the Company" and the information contained in "Management's Discussion and Analysis" for the year ended December 31, 2003 identifies important factors that could cause such differences. All subsequent written and oral forward-looking statements attributable to the Company or persons acting on behalf of the Company are expressly qualified in their entirety by such cautionary statements.

                             ADDITIONAL INFORMATION

Additional information, including directors' and officers' remuneration and indebtedness, principal holders of the Company's securities, options to purchase securities and a statement as to the interest of insiders in material transactions, is contained in the management information circular for the Company's most recent annual meeting of shareholders that involved the election of directors and in respect of the year ended December 31, 2003, the annual filing of the Company, dated as of April 16, 2004. Additional financial information is provided in the Financial Statements and MD&A. The foregoing additional information is available on SEDAR at www.sedar.com under the Company name.

The Company will provide to any person, upon request to the Secretary of the Company at 3rd Floor, 435 Trunk Road, Duncan, British Columbia, V9L 2P9:

(a) when securities of the Company are in the course of a distribution under a preliminary short form prospectus or a short form prospectus:

      (i) one copy of the Company's annual information form, together with one copy of any document, or the pertinent pages from any document, incorporated by reference in the annual information form;

      (ii) one copy of the comparative consolidated financial statements of the Company for its most recently completed financial year for which the financial statements have been filed, together with the accompanying report of the auditors and one copy of the most recent interim financial statements of the Company that have been filed, if any, for any period after the end of its most recently completed financial year;

      (iii) one copy of the Company's information circular relating to its most recent annual meeting of shareholders that involved the election of directors or one copy of any annual filing prepared instead of that information circular; and

      (iv) one copy of any other documents that are incorporated by reference into the preliminary short form prospectus or short form prospectus other than those referred to in items (i) to (iii) above; or

(b)   at any other time, one copy of any of the documents referred to in (a)(i),
      (ii) and (iii) above, provided that the Company may require the payment of a reasonable charge if the request is made by a person who is not a security holder of the Company.